     As filed with the Securities and Exchange Commission on April 30, 1999
                                                      Registration No. 333-70937
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                               AMENDMENT NO. 3 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                     The Securities Act of 1933, as amended
                                ---------------
                                  P-COM, INC.
             (Exact name of Registrant as specified in its charter)
                                 ---------------
           Delaware                                  77-0289371
(State or other jurisdiction of                  (I.R.S. Employer
incorporation or organization)                  Identification Number)
                                 ---------------
               3175 S. Winchester Boulevard, Campbell, CA  95008
                                 (408) 866-3666
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 ---------------
                               George P. Roberts
               Chairman of the Board and Chief Executive Officer
                                  P-Com, Inc.
                          3175 S. Winchester Boulevard
                              Campbell, CA  95008
                                 (408) 866-3666
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------
                                    Copy to:
                            Warren T. Lazarow, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                 ---------------

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     PRELIMINARY PROSPECTUS
     (SUBJECT TO COMPLETION, DATED APRIL 30, 1999)

                               13,000,000 Shares

                                  P-COM, INC.

                                 ---------------
                                  COMMON STOCK
                                 ---------------


          The stockholders of P-COM, Inc. listed in the Summary below are offering for resale and selling under this prospectus up to 13,000,000 shares of our common stock.



          Our common stock is traded on the Nasdaq National Market (Nasdaq
Symbol: PCMS). On April 28, 1999, the closing price of the common stock was $5.75 per share.

                                 ---------------

          You should carefully consider the risk factors commencing on page 6 before purchasing any of the common stock offered by the selling stockholders.


                                 ---------------
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------
              The date of this prospectus is _____________, 1999.

          The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     SUMMARY

          The common stock to be resold by the selling stockholders pursuant to this prospectus will be issued by us upon conversion of our outstanding Series B preferred stock and upon exercise of warrants held by the selling stockholders. The name of each selling stockholder and the number of shares of Series B preferred stock and warrants held by it are set forth in the following table:

                                         Number of Shares of Series    Warrants to Purchase the Following
                                             B Preferred Stock          number of shares of Common Stock
                                             Beneficially Owned           Beneficially Owned Before the
Name of Selling Stockholder                  Prior to Offering                      Offering
--------------------------------------  ---------------------------    -----------------------------------
                                                                       C>
Marshall Capital Management, Inc......           4,500                                372,677
Castle Creek Technology Partners LLC..           5,500                                455,494
Capital Ventures International........           5,000                                414,086

          We develop, manufacture and market network access systems for the worldwide wireless telecommunications market. The radio links we provide are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities and local governments. We also provide comprehensive network services including system and program planning and management, path design, installation and network performance monitoring devices. Our radio systems are sold internationally through strategic partners, system providers, original equipment manufacturers and distributors as well as directly to end-users. Our executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and our telephone number is (408) 866-3666.

          We issued and sold 15,000 shares of a newly designated Series B preferred stock and warrants to purchase 1,242,257 shares of common stock to the selling stockholders in December 1998 for gross proceeds of $15 million. The Series B preferred stock has a number of provisions that could have a material adverse effect on us. Foremost among these provisions are that:

          . the Series B preferred stock converts into common stock at the lesser of a fixed and a variable rate based upon our stock price, which conversion may result in substantial dilution to our existing stockholders;
          . upon the occurrence of certain events described in this prospectus, outstanding shares of the Series B preferred stock are redeemable for cash at each holder's option at a redemption price that can represent a substantial premium above the purchase price per share paid by the purchasers of such stock; and
          . certain events obligate us to make substantial cash payments to the holders of the Series B preferred stock.
Notwithstanding these potentially adverse provisions of the Series B preferred stock, our board of directors decided that it was in our best interests to issue the Series B preferred stock because:

          . we needed additional capital to fund our operations, and the consequences of not obtaining additional capital, namely defaulting on our credit agreement and cross-defaulting on our other debt, which would accelerate such debt and likely render us unable to pay our debts, would have caused immediate and irreparable damage to us;
          . the Series B preferred stock does not require us to pay cash dividends and permits us to pay accrued premium through the issuance of additional shares of common stock or cash, at our option;
          . so long as our common stock trades at prices at or in excess of $6.0374 per share, the Series B preferred stock will be convertible into common stock at a price of $6.0374, which is 200% of the closing price of our common stock on the day the Series B preferred was issued;
          . due to our financial position and business prospects at the time of issuance of the Series B preferred stock, additional capital was not available to us in the necessary time frame, except on terms less favorable to us than the Series B preferred stock; and
          . the board determined that, compared with the immediate and irreparable damage to us that would have resulted if we did not raise additional capital, issuing the Series B preferred stock was in our best interests.

          Conversion. The Series B preferred stock converts into shares of common stock at the lesser of fixed or variable rates based on future events and future trading prices. As of April 28, 1999, if all shares of the Series B preferred stock converted into common stock, we would be obligated to issue 2,862,419 shares of common stock to the holders of the Series B preferred stock which would represent 5.85% of our common stock outstanding after such issuance. In addition, if we pay the premium that has accrued on the Series B preferred stock between December 22, 1999 and April 28, 1999 by issuing common stock, we would issue an aggregate of 45,172 shares of common stock to the selling stockholders. These shares of common stock, when combined with the shares of common stock issued upon conversion of the Series B preferred stock, would represent 5.94% of our outstanding common stock. The conversion price will never exceed $6.0374 per share, which was above the closing price of our stock on April 28, 1999 of $5.75 per share, but the conversion price can decrease significantly. Due to the variable conversion price, we do not know the number of shares of common stock that we will actually issue upon conversion of the Series B preferred stock. In addition, the conversion price can be decreased if certain events occur, which would lead to more shares of common stock being issued upon conversion.

          As a result of the variable conversion price, the lower our stock price is during the 15 day period prior to the date that any holder converts, the greater number of shares we must issue to such holder upon conversion. If the conversion price falls below $2.26 per share, instead of issuing additional common stock to the holder, we can pay cash to each converting holder in an amount equal to the market value of the stock issuable upon conversion. This right has the potential to limit the dilution that our existing common stockholders would suffer as a result of conversions at lower conversion prices. However, we may not have sufficient available cash or borrowing capacity at the time of such conversion to permit us to exercise this right and it is unlikely that our lenders would permit us to make the necessary cash payments.

          The additional shares of common stock issued upon conversion of the Series B preferred stock would dilute the percentage interest of each of our existing common stockholders, and this dilution would increase as more common shares are issued due to the impact of the variable conversion price. Each additional issuance of shares upon conversion of the Series B preferred stock or upon exercise of the warrants would increase the supply of shares in the market and, as a result, may cause the market price of our common stock to decrease.

          The effect of this increased supply of common stock may be magnified if there are sequential conversions of Series B preferred stock. Specifically, the selling stockholders could convert a portion of their Series B preferred stock and then sell the common stock issued upon conversion, which could result in a drop in our stock price. Then selling stockholders could convert another portion of their Series B preferred stock at a lower conversion price because of the decreased stock price, and be issued a greater number of shares of common stock due to the lower conversion price. If they then sold those shares of common stock, our stock price would likely decrease again, permitting the holders to convert additional Series B preferred stock at conversion prices more favorable to them.

          A pattern of such partial conversions and sales could place significant downward pressure on our stock price. This downward pressure on our stock price might encourage market participants to sell our stock short, which would put further downward pressure on our stock price, and further decrease the conversion price and increase the dilution of our existing common stockholders upon conversion of the Series B preferred stock. In addition, the Series B preferred stock financing documents do not restrict the selling stockholders ability to sell short our common stock.

          Two separate limits may constrain the number of shares of common stock to be issued upon conversion of the Series B preferred stock, payment of the premium and exercise of the warrants. First, until the limit is removed by a vote of our stockholders as described below, the total number of shares of common stock issued upon conversion of the Series B preferred stock, payment of the premium and exercise of the warrants will be limited to 8,706,483 shares of common stock, which represents 19.9% of our outstanding common stock prior to the issuance of the Series B preferred stock and warrants. We have filed with the SEC a preliminary proxy statement which, when finalized, we intend to use to request that our stockholders approve the potential issuance of shares of our common stock in excess of 20% of our outstanding common stock to which we are limited by Rule 4460(i) of the Nasdaq Marketplace Rules. This approval, if obtained, would eliminate the 19.9% limit.

          Second, the Series B preferred stock is not convertible to the extent the converting selling stockholder would hold in excess of 4.9% of our outstanding common stock after such conversion. However, the 4.9% limit may not prevent any holder from converting all of its Series B preferred stock or exercising all of its warrants because the holder can convert or exercise into 4.9% of the outstanding common stock, then sell all or part of that common stock to permit it to engage in further conversions or exercises. As a result, the 4.9% limit does not prevent any selling stockholder from selling more than 4.9% of our outstanding common stock.

          The warrants are subject to anti-dilution protection in the event we issue stock at a price of less than the exercise price of the warrants, which may require the issuance of more than 1,242,257 shares of common stock. The exercise price is initially set at $3.47 per share.

          Redemption. If certain events occur which are deemed to be within our control, we are obligated to redeem all outstanding shares of Series B preferred stock for cash in an amount significantly in excess of the original issue price. If all of the presently outstanding Series B preferred stock were outstanding on the redemption date, the aggregate amount of redemption payments would be at least $19,950,000, but could be much higher if the market price of our stock increases significantly. For example, if the redemption occurred on June 30, 1999 and our stock price was three times the highest possible conversion price, or approximately $18 per share, the aggregate redemption payments would exceed $46,300,000. At present the amount we can pay to redeem Series B preferred stock is limited to approximately $5,000,000 under our credit agreement. However, if this limitation ever actually prevents redemptions that would otherwise be required, we must use our best efforts to remove such limitation.

          Cash payments. If certain events occur, regardless of whether such events are within our control, we are obligated to make cash payments to the holders of the Series B preferred stock until such event no longer exists. The amount of these payments would be 3% of the aggregate face amount of the Series B preferred stock originally issued plus any accrued but unpaid premium the first week and 5% each week thereafter. The 3% amount would be at least $450,000 and the 5% amount would be at least $750,000. Thus, if such event persisted for 2 weeks, we would be required to pay at least $1,200,000, if such event persisted for 3 weeks, we would be required to pay at least $1,950,000, and so on.

          Separately, if we fail to timely issue the number of common shares required by any conversion notice provided to us by a holder, we must make daily cash payments to such holder until we have issued all shares required by the conversion notice. The daily cash payment would be in an amount equal to 1% of the face amount of each share of Series B preferred stock that is included in the conversion notice but for which shares of common stock were not issued. For example, if we received a conversion notice from a holder requesting conversion of 1,000 shares of Series B preferred stock and we did not timely issue such stock, for each day after the last day to timely issue that common stock until we actually issued it, we would owe such holder $10,000. Continuing such example, if we issued the shares 7 days after the last day permitted to avoid payments, we would owe such holder $70,000.

          We are also required to make cash payments because we have failed to have the registration statement of which this prospectus is a part effective by April 22, 1999 or if, once the registration statement is effective, sales are not permitted under the registration statement for any period of time before all of the shares registered hereby are sold hereunder or eligible for sale pursuant to Rule 144 under the Securities Act of 1933. The cash payment for each of these failures will be at most $5,000 per day during the first 30 days, $7,500 per day during the second 30 days, and $10,000 per day thereafter.

          All cash payments described above other than redemption payments are limited to a total amount of $1,333 per share plus default interest, if applicable. Default interest accrues, upon any failure to make a cash payment required in respect of the Series B preferred stock, at the lesser of 18% per annum and the highest rate permitted by applicable law.

          Premium. The Series B preferred stock accrues a 6% premium per year, payable in cash or common stock at our option. If the premium is paid in common stock, the amount of common stock issued in respect of the premium will be based upon the applicable conversion price. The issuance of common stock to pay the premium could have a dilutive effect similar to conversions of the Series B preferred stock.

          Restrictions on issuing certain securities. Unless certain limited exceptions apply, the Series B preferred stock financing documents generally prohibit us from issuing prior to December 22, 1999:

          . any equity securities at a price less than fair market value; and . any variably or re-set priced equity securities of equity-like securities or any security convertible into or exercisable or exchangeable for any equity or equity-like securities.

          We may need additional funds in the future, and may issue additional convertible preferred stock or other securities in order to raise such funds.
In that regard, amendments to our bank credit agreement structured covenants that require that we satisfy our business plan. Our business plan includes provisions for an infusion of approximately $15 million of additional capital during the second quarter of 1999. This part of our business plan is based upon preliminary discussions with potential investors and our desire to solidify our equity base to support future growth. We do not currently have commitments from any potential investors, and there can be no assurance that we will be able to raise additional capital. We may need the consent of the initial purchasers of the Series B preferred stock to issue certain securities in order to raise capital.

                                   RISK FACTORS

          You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below may not be the only ones facing us. Additional risks and uncertainties not presently known to us may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The common stock sold in this offering may significantly increase the supply of our common stock on the public market, which may cause our stock price to decline

          The conversion of the Series B preferred stock and sale of the common stock into the public market could materially adversely affect the market price of the common stock. Substantially all of the shares of our common stock are eligible for immediate and unrestricted sale in the public market at any time, including the approximately 5.3 million shares of common stock we issued in exchange for approximately $40 million of our 4 1/4% convertible promissory notes which were issued to investors other than the selling stockholders. Once the registration statement of which this prospectus forms a part is declared effective, all shares of common stock issuable upon conversion of the Series B preferred stock and exercise of the warrants will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may further depress the stock price.

Our preferred stock financing may result in substantial dilution to holders of our common stock

          The agreements with the purchasers of the Series B preferred stock and warrants contain terms and covenants that could result in substantial dilution to our stockholders. If our common stock trades at a price less than $6.0374 per share, then the Series B preferred stock will be convertible into shares of our common stock at variable rates based on future trading prices of the common stock and events that may occur in the future. The number of shares of common stock that may ultimately be issued upon conversion is therefore presently indeterminable and could fluctuate significantly. Also, the warrants and potentially our 4 1/4% convertible promissory notes are subject to anti-dilution protection and thus may result in the issuance of more shares than originally anticipated if we issue securities at less than market value or the applicable exercise price. These factors may result in substantial future dilution to the holders of our common stock.

Our preferred stock financing may make it more difficult or expensive for us to obtain additional funds in the future

          The Series B preferred stock financing documents contain restrictions on our ability to issue certain securities and the terms upon which we can enter into loan agreements. In addition, the variable conversion, redemption and cash payment provisions of the Series B preferred stock will impact the decision of third parties whether to lend to or invest in us and on what terms. Further, we may need the consent of the initial purchasers of the Series B preferred stock to issue certain securities in order to raise capital. These factors may make it difficult to, or prevent us from, obtaining funds when needed in the future, or force us to obtain additional funds on less attractive terms than would otherwise be available. Our business plan includes provisions for an infusion of approximately $15 million of additional capital during the second quarter of 1999. We do not currently have commitments from any potential investors, and there can be no assurance that we will be able to raise additional capital.

This registration statement will not be declared effective by before April 22, 1999, which will require us to make cash payments to the selling stockholders

          The registration rights agreement requires that the registration statement of which this prospectus is a part be declared effective by the SEC on or prior to April 22, 1999. For each day after April 22, 1999 that the registration statement is not declared effective, we are required to make cash payments to the selling stockholders. For the consequences of these payments, see "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent."

Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us unable to pay our debts

          The Series B financing documents require significant cash payments upon the occurrence of certain events, even if we do not have cash available to make these payments. If we do not timely make these payments, the amount of such payments will accrue default interest at a high interest rate. Making such payments may divert funds away from and thus adversely affect our business, financial condition and results of operations. If we do not have the funds available to make such cash payments or redemption payments, we may have to sell key operational assets or become unable to pay our debts. Either such event would have a material adverse effect on our business, financial condition, prospects and stock price.

Our preferred stock financing may make it more difficult for us to engage in merger and acquisition activities, rendering us unable to complete transactions that would be beneficial to our stockholders

          The Series B preferred stock financing agreements could also render merger and acquisition activities more difficult. In addition, we cannot transfer all or substantially all of our assets without the approval of each initial holder of Series B preferred stock. The Series B preferred stock financing agreements and such approval right may require us to ensure that certain terms that are favorable to the selling stockholders be included in any merger or acquisition transaction. Certain provisions of the Series B preferred stock may prohibit us from accounting for any acquisition by or of the Company as a pooling of interests transaction. These terms would likely increase the cost of the transaction to us or the potential acquirer or otherwise be unacceptable to the potential acquirer. As such, such provisions may result in our stockholders receiving decreased consideration for their stock in such a transaction or prevent such a transaction from occurring.

Our preferred stock financing may result in adverse accounting charges, which could adversely affect our results of operations and stock price

          The redemption rights, liquidated damages provisions and other terms of the Series B preferred stock, and the cross default provisions in our debt financing agreements could, under certain circumstances, lead to a significant accounting charge to earnings and materially adversely affect our financial condition and results of operations. Such potential charge and other future charges relating to the provisions of the financing agreements may materially adversely affect our earnings per share and the market price of our common stock both currently and in future periods.

If we violate the 20% rule or other Nasdaq rules relating to securities having variable conversion features, we risk being delisted from the Nasdaq National Market

          Nasdaq has recently published a document that sets forth its position on how certain of the Nasdaq Marketplace Rules apply to securities having variable conversion features, such as the Series B preferred stock. Nasdaq may determine that we violate one or more of its rules, which could lead to our stock being involuntarily delisted from the Nasdaq National Market. For the consequences of our being delisted, see "--If our stockholders do not approve the proposal to waive the 20% rule, we may be required to list our stock on an over-the-counter bulletin board."

If the price of our common stock falls below one dollar, we risk being delisted from the Nasdaq National Market

          If the price of our common stock falls below $1.00 per share, our ability to retain our listing on the Nasdaq National Market will be seriously jeopardized. For the consequences of our being delisted, see "--If our stockholders do not approve the proposal to waive the 20% rule, we may be required to list on an over-the-counter bulletin board."

If our stockholders do not approve the proposal to waive the 20% rule, we may be required to list our stock on an over-the-counter bulletin board

          If we do not obtain the approval of our stockholders before June 22, 1999 and this failure prevents us from honoring conversions, any selling stockholder who is prevented from converting has a right to force us to list our stock on an over-the counter bulletin board or an exchange that does not have a rule as restrictive on conversions of the Series B preferred stock and exercise of warrants as Nasdaq's 20% rule. If our common stock were traded on an over-the-counter bulletin board, our common stock may be subject to reduced liquidity and reduced analyst coverage, our ability to raise capital in the future may be inhibited, and our business, financial condition and results of operations could be materially adversely affected. In addition, if our common stock is listed on an over-the-counter bulletin board rather than on a national exchange, we may be in default under our credit agreement and note indenture, which would cause acceleration of those debts and redemption of the Series B preferred stock. For the possible consequences of these payments, see "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent."

If our stockholders do not approve the proposal to waive the 20% rule, we may be required to redeem the Series B preferred or make significant cash payments

          If we do not obtain the approval of our stockholders before June 22, 1999 and this event is deemed to be within our control, the selling stockholders can elect to have us redeem their Series B preferred stock. If we do not obtain the approval of our stockholders before June 22, 1999 and this event is deemed not to be within our control, we must make significant cash payment to the selling stockholders. For the possible consequences of these redemption or other cash payments, see "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent."

If our stockholders do not approve the proposal to waive the 20% limit, we may be required to continue to try to obtain the approval at our significant expense

          If we do not obtain the approval of our stockholders before June 22, 1999, we may be obligated to continue to attempt to obtain the approval. Such attempts likely would involve preparing and filing a proxy statement for a special meeting of stockholders, holding a special meeting of stockholders, engaging a proxy solicitation firm and other actions. Such attempts would involve significant expenditures by us and would likely divert resources away from our business.

We are a highly risky new business and you may lose your entire investment in us

          Due to our limited operating history and limited resources, among other factors, profitability or significant revenue growth on a quarterly or annual basis may not occur in the future. We were founded in August 1991 and remained in the development stage until October 1993 when commercial shipments of our first product began. We are subject to all of the risks inherent in the operation of a new business enterprise, and may not be able to successfully address these risks, which would adversely affect our results of operations and, ultimately, our stock price.

We may lose money, which may depress our stock price

          During 1998, we generated a net loss of approximately $55.3 million. During 1997 and 1998, operating expenses increased more rapidly than we had anticipated and these increases also contributed to net losses. We plan to continue investments in operations, particularly to support product development and the marketing and sales of recently introduced products. If sales do not increase, we may not achieve profitability, and our business and financial condition, and ultimately our stock price, may be materially adversely affected.

A substantial amount of our products and services are purchased by a limited number of customers, and the deterioration of any of these customer relationships would have an immediate and adverse effect on us

          If any of our important customers significantly reduce their purchases from us, then this may materially adversely affect the profitability of our business and our ability to remain in business. During 1998, one customer, Orange Personal Communications Ltd., accounted for 23% our sales and four customers accounted for approximately 42% of our sales. Six customers accounted for approximately 59% of the backlog scheduled for shipment in the twelve months subsequent to December 31, 1998.

When our large fixed costs combine with significant fluctuations in our sales, large fluctuations in our results of operations may occur which could adversely affect our stock price

          A material portion of our significant expenses are fixed and difficult to reduce, which magnifies the effects of any revenue shortfall. We experience significant fluctuations in sales, gross margins and operating results. Our results of operations have also been and will continue to be influenced by competitive factors, including pricing, availability and demand for other competitive products and services, which are difficult for us to forecast, and have materially adversely affected our results of operations and may continue to do so.

          Because of our inability to predict customer orders, delays, deferrals and cancellations, we may not be able to achieve or maintain our current sales levels. We believe that period-to-period comparisons are thus not necessarily meaningful and should not be relied upon as indications of future performance. Because of all of the foregoing factors, in some future quarter or quarters our operating results may continue to be below those projected by public market analysts, and the price of our common stock may continue to be materially adversely affected by such discrepancy.

We may be forced to incur costs to restructure our business to reflect decreased value of our assets, which could adversely affect our financial condition, results of operations and stock price

          We reported a net loss for the fiscal year and quarter ended December 31, 1998. Should current market conditions continue to deteriorate, we may also incur net losses in subsequent periods. Recently, in response to market declines and poor performance in our sector generally and our lower than expected performance over the last several quarters, we introduced measures to reduce operating expenses. These measures included reductions in our workforce in July, September and November of 1998. Additionally, management continues to evaluate market conditions to assess the need to take further action to more closely align our cost structure with anticipated revenues. Any subsequent actions could result in additional restructuring charges, reductions of inventory valuations and provisions for the impairment of long-lived assets, which could materially adversely affect our financial condition, results of operations and stock price.

We may have difficulty integrating and managing the businesses we have acquired, increasing our costs and diverting resources from our business

          Since April 1996, we have acquired nine complementary companies and businesses. We have encountered or expect to encounter the following problems relating to integration and management of these companies:

 .  difficulty of assimilating operations .  maintenance of uniform standards,
   and personnel of combined companies;     controls, procedures and policies;

 .  potential disruption of ongoing       .  impairment of relationships with
   business;                                employees and customers as a result
                                            of integration of new personnel;
 .  inability to retain key technical
   and managerial personnel;
                                         .  risks of entering markets in which
 .  inability of management to maximize      we have no or limited direct prior
   financial and strategic position         experience; and
   through integration of acquired
   businesses;
                                         .  operation of companies in different
 .  additional expenses associated with      geographical locations with
   amortization of acquired intangible      different cultures.
   assets;

 .  dilution to existing stockholders;

          Overcoming existing and potential problems may entail increased costs, additional investment and diversion of management attention and other resources, or require divestment of one or more business units. See--"We may be unable to successfully acquire new businesses needed to effectively compete, or to make such businesses pay off once acquired."

We may be unable to successfully acquire new businesses needed to effectively compete, or to make such businesses pay off once acquired

          As part of our overall strategy, we plan to continue acquisitions of or investments in complementary companies, products or technologies and to continue entering into joint ventures and strategic alliances with other companies. We compete for acquisition and expansion opportunities against many entities that have substantially greater resources. Our success in future acquisition transactions may, therefore, be limited. We also may not be able to successfully identify suitable candidates, pay for or complete acquisitions, or expand into new markets. Once integrated, acquired businesses may not achieve levels of revenues, profitability, or productivity comparable to our existing business, or the stand alone acquired company, or otherwise perform as expected.

          Also, as commonly occurs with mergers of technology companies during the pre-merger and integration phases, aggressive competitors may also try to attract our customers and to recruit key employees. If we proceed with acquiring companies through the payment of cash as consideration, a substantial portion of our available cash could be used to consummate such acquisitions, as was the case with the acquisition of the Cylink Wireless Group. The occurrence of any of these events could impact our customer base or workforce and hurt our business.

Accounting charges related to acquisitions may decrease future earnings

          Many business acquisitions must be accounted for as purchase business combinations for financial reporting purposes. Attractive acquisition candidates are high technology companies which tend to have small amounts of tangible assets and generate significant goodwill upon acquisition. If acquired, these businesses would typically result in substantial future charges related to the amortization of such goodwill. All of our past acquisitions to date, except the acquisitions of Control Resources Corporation, RT Masts Limited and Telematics, Inc., have been accounted for as purchase business combinations, resulting in a significant amount of goodwill being amortized. Amortization expenses adversely affect our financial results.

We depend on contract manufacturers and limited sources of supply and, if they fail us, production delays could damage our customer relationships

          Our internal manufacturing capacity is very limited, and certain components, subassemblies and services necessary for the manufacture and production of our systems are obtained from a sole supplier or a limited group of suppliers. As a result, we have reduced control over the price, timely delivery, reliability and quality of finished products, components and subassemblies. We have experienced problems in the timely delivery and quantity of products and certain components and subassemblies from vendors. We expect to rely increasingly on these contract manufacturers and outside vendors in the future, and they may prove undependable, stop doing business with us, or go out of business. Due to the complexity of our products, finding and educating additional or replacement vendors may be expensive and take considerable time. Our internal manufacturing capacity and that of our contract manufacturers is insufficient to fulfill our orders, and we may be unable to obtain timely deliveries of components and subassemblies of acceptable quality. Our failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and our business.

We continue to invest in our business, increasing costs in the near term, and perhaps not increasing revenues

          To prepare for the future, we must continue to heavily invest resources in our acquired and new businesses. We also continue to devote significant resources to the development of new products and technologies, the evaluation of these products and expansion into new geographic markets. Such investments include additional resources in plant and equipment, inventory, personnel and other items, in order to efficiently produce these products and to provide necessary marketing and administrative service and support.
Accordingly, in addition to the effect of recent financial performance on gross profit margin and inventory levels, gross profit margin and inventory levels may be further adversely impacted in the future by start-up costs associated with the initial production and installation of these new products. If our sales do not increase, profitability problems will continue to diminish our financial performance and results.

We may be unable to manage and integrate the expanded operations associated with revenue growth, which may increase costs and hurt profitability

          Expansion has caused and continues to strain our management, financial resources, manufacturing capacity and other resources and has disrupted our normal business operations. Our ability to manage any possible future growth may depend upon significant expansion of our manufacturing, accounting and other internal management systems and the implementation of a variety of systems, procedures and controls, all of which would involve expenditures in advance of increased sales. In particular, we must successfully manage overhead expenses and inventories, develop, introduce and market new products, manage and train our employee base, integrate and coordinate our geographically and ethnically diverse workforce and the monitor third party manufacturers and suppliers. We have in the past and may continue to experience significant problems in these areas.

          Any failure to efficiently coordinate and improve systems, procedures and controls, including improved inventory control and coordination with our subsidiaries, could cause continued inefficiencies, additional operational complexities and expenses, greater risk of billing delays, inventory write-downs and financial reporting difficulties. Such problems could impact our profitability and our ability to effectively manage our business.

We may be unable to become profitable if the selling prices of our products and services decline over time

          We believe that average selling prices and possibly gross margins for our systems and services will decline over time. Reasons for such decline may include the maturation of such systems, the effect of volume price discounts in existing and future contracts and the intensification of competition. To offset declining average selling prices, we believe we must take a number of steps, including:

    .  successfully introducing and selling new systems on a timely basis;

    . developing new products that incorporate advanced software and other features that can be sold at higher average selling prices; and

    . reducing the costs of our systems through contract manufacturing, design improvements and component cost reduction, among other actions.

          If we cannot develop new products in a timely manner, or if our new products fail to achieve customer acceptance or do not generate higher average selling prices, then we would be unable to offset declining average selling prices. If we are unable to offset declining average selling prices, our gross margins will decline, and our results or operations and financial condition would be adversely affected.

Our customers may not pay us on time, leaving us short of funds needed to operate our business

          We may in certain circumstances be unable to enforce a policy of receiving payment within a limited number of days of issuing bills. We have had difficulties in the past in receiving payment in accordance with our policies, particularly from customers in the early phases of business development which are awaiting financing to fund their expansion and from customers outside of the United States. The days sales outstanding of receivables have also recently increased. We have in the past and may continue from time to time to sell our receivables, as part of an overall customer financing program. However, we may not be able to locate parties to purchase such receivables on acceptable terms or at all. Any inability to timely collect or sell our receivables could cause us to be short of cash to fund operations and could have a material adverse effect on our business, financial condition and results of operations.

We may experience problems with product quality, performance and reliability, which may damage our customer relationships and adversely affect our business, condition and results of operations

          We have limited experience in producing and manufacturing systems and contracting for such manufacture. Our customers also require very demanding specifications for quality, performance and reliability. As a consequence, problems may occur with respect to such specifications for our systems or related software tools. If such problems occur, we could experience increased costs, delays, cancellations or reschedulings of orders or shipments, delays in collections of accounts receivable and product returns and discounts. In addition, the failure of any of our facilities to maintain or attain ISO 9001 certification could adversely affect our sales and sales growth. If any of these events occur, they might erode customer confidence and adversely impact our business, financial condition and results of operations.

The market for our products and may not grow fast enough to support our level of investment, adversely affecting revenues and profitability

          Our future operating results depend upon the continued growth and increased availability and acceptance of advanced radio-based wireless telecommunications systems and services in the United States and internationally. The volume and variety of and the markets for and acceptance of wireless telecommunications systems and services may not continue to grow as anticipated. Because these markets are relatively new, predicting which market segments will develop and at what rate they will grow is difficult. We have recently invested additional significant time and resources in the development of new products. If the market for these new products and the market for related services for our systems fail to grow, or grow more slowly than anticipated, revenue will also fail to grow, adversely affecting our results of operations.

We may be unable to compete successfully for customers with either competitors offering technologies similar to ours or with alternative technologies, which could adversely affect our business condition and results of operations

          Our wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. We are experiencing intense competition worldwide from a number of leading telecommunications companies. Such companies offer a variety of competitive products and services and broader telecommunications product lines, which makes us more vulnerable to shifts in technology and customer preferences. Many of these companies have greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than we do. We face actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services. If we are unable to successfully compete for customers, future growth, revenues and profitability would be adversely affected.

Failure to respond to rapid technological change or introduce new products in a timely manner may limit our revenue growth and adversely impact our financial condition and results of operations

          Rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards characterize the communications market. Our ability to compete in this market will depend upon successful development, introduction and sale of new systems and enhancements and related software tools, on a timely and cost-effective basis, in response to changing customer requirements. We have experienced and continue to experience delays in customer procurement and in completing development and introduction of new systems and related software tools, including products acquired in acquisitions. Moreover, we may not be successful in selecting, developing, manufacturing and marketing new systems or enhancements or related software tools. Any inability to rapidly introduce, in a timely manner, new systems, enhancements or related software tools could have a material adverse effect on our financial results and limit future growth.

We have extensive international operations, in more volatile markets than the United States, and changes in these markets may undermine our business there

          In doing business in international markets, we face economic, political, regulatory, logistical, legal, financial and business environments and foreign currency fluctuations that are more volatile than those commonly experienced in the United States. Most of our sales to date have been made to customers located outside of the United States. We anticipate that international sales will continue to account for a majority of our sales for the foreseeable future. Because of the more volatile nature of these markets, the basis for our business in these markets may be frequently jeopardized, materially and adversely affecting our operations in these countries and our overall profitability, revenues and growth.

We are subject to extensive government regulation, which may change and harm our business

          We operate in a constantly changing regulatory environment. Radio communications are extensively regulated by the United States, foreign laws and international treaties. Our systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact our operations by restricting our development efforts and those of our customers. Many of our competitors have broader telecommunications product lines, which makes us more vulnerable than they are to regulatory changes that shift business from one product to another. As a result, such regulatory changes could make current systems obsolete, favor our competitors or increase competition. Any such regulatory changes, including changes in the allocation of available spectrum or changes that require us to modify our systems and services, could prove costly and thus affect profitability and performance.

We may be unable to obtain additional capital needed to operate and grow our business

          Future capital requirements will depend upon many factors, including development of new products and related software tools, potential acquisitions, maintenance of adequate manufacturing facilities and contract manufacturing agreements, progress of research and development efforts, expansion of marketing and sales efforts, and status of competitive products. Amendments to our bank credit agreement structured covenants that require that we satisfy our business plan. Our business plan includes provisions for an infusion of approximately $15 million of additional capital during the second quarter of 1999. In addition, if we cannot satisfy the covenants in our credit agreements, we may be declared in default of our bank credit agreement and our note indenture, accelerating repayment of those obligations, and be forced to redeem the Series B preferred stock. See "--We may violate covenants in any of our debt financing agreements, which would cause acceleration of all of our debts and redemption of the Series B preferred stock" and "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent." We may be required to or want to raise additional capital to retire such debt and to pay any redemption amounts due in respect of Series B preferred stock.

          Additional financing may not be available in the future on acceptable terms or at all. The continued existence of a substantial amount of debt could also severely limit our ability to raise additional financing. If adequate funds are not available, we may be required to restructure or refinance our debt or delay, scale back or eliminate our research and development, acquisition or manufacturing programs. We may also need to obtain funds through arrangements with partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Our inability to obtain capital, or our ability to obtain additional capital only upon onerous terms, could damage our financial condition and further erode our stock price. See "-- If our results are inadequate, we may have difficulty servicing our debt."

If we issue additional equity securities to raise additional funds, that equity might be highly dilutive of our outstanding common stock

          Given the recent price for our common stock, if we raise additional funds by issuing equity securities, significant dilution to our stockholders could result. In particular, if we issue additional convertible preferred securities with terms similar to the Series B preferred stock, which is one potential source of additional funds, then such securities may be highly dilutive to our outstanding common stock. We may need additional funds in the future and may issue additional convertible preferred securities or other equity securities in order to raise such funds.

We may be the subject of additional class action suits, which would divert significant resources away from our business

          We are a defendant in a consolidated class action lawsuit in state court. An unfavorable outcome could have a material adverse effect on our prospects and financial condition. Even if the litigation is resolved in our favor, the defense of such litigation will entail considerable cost and diversion of efforts of management, either of which are likely to adversely affect our results of operations.

We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services

          We rely on a combination of patents, trademarks, trade secrets, copyrights and other measures to protect our intellectual property rights. However, such measures may not provide adequate protection for our trade secrets or other proprietary information. Any of our patents could be invalidated, circumvented or challenged, or may not provide competitive advantages to us. In addition, foreign intellectual property laws may not adequately protect our intellectual property rights abroad. Any failure or inability to protect proprietary rights could have a material adverse effect on our competitive market position and business.

          Even if our intellectual property rights are adequately protected, litigation may also be necessary to enforce such rights, to protect our trade secrets, to determine the validity and scope of proprietary rights of others or
to defend against claims of infringement.   A variety of
third parties have alleged that the Cylink Wireless Group's products may be infringing their intellectual property rights. We recently acquired Cylink Therefore, any intellectual property litigation based upon such allegations could result in substantial costs and diversion of management attention and resources.

Our results may suffer if we are unable to attract and retain qualified management and technical personnel

          Our highly technical business depends upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. Competition for qualified management, manufacturing, quality assurance, engineering, marketing, sales and support personnel is intense in our industry and geographic areas, and we may not be successful in attracting or retaining such personnel. We experience high employee turnover which is disruptive and could adversely impact our business. The loss, or failure to perform, of any key employee, could materially adversely affect our performance, customer relations and profitability.

Our operations and business could be disrupted and our condition and results of operations could be adversely affected if our systems, products or suppliers are not year 2000 ready

          The inability of our products to properly manage and manipulate data relating to the year 2000 could result in increased warranty costs, customer dissatisfaction issues, potential lawsuits and other material costs and liabilities. The failure of our internal systems to achieve year 2000 readiness could result in a material disruption of our operations. Any failure of the internal systems or products of our single source or large volume suppliers related to the year 2000 could have a material adverse effect on our business, condition and results of operations.

Our stock price is volatile, so you may not be able to sell our common stock at a favorable price at any given time

          The stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations in recent years. Such fluctuations have often been unrelated to the operating performance of affected companies. The market price of our common stock may continue to decline substantially, or otherwise continue to experience significant fluctuations in the future, sometimes reaching extreme and unexpected lows including fluctuations that are unrelated to our performance. During the 52 week period ending April 28, 1999, the market price of a share of our common stock was as low as $2 5/16 and as high as $20 3/4. Such fluctuations may mean that investors may not be able to sell our common stock at a favorable price at any given time.

If our results of operations are inadequate, we may have difficulty servicing our debt, which could cause a default, acceleration of repayment of such debts and redemption of the Series B preferred stock

          As of December 31, 1998, our total indebtedness including current liabilities was approximately $207.8 million and our stockholders' equity was approximately $106.6 million. Our ability to make scheduled payments of the principal and interest on our indebtedness will depend on our future performance, which is subject in part to economic, financial, competitive and other factors beyond our control. We may be unable to make payments on or restructure or refinance our debt in the future, if necessary, which could lead to a default under our credit agreement and note indenture, acceleration of repayments of the debts thereunder, and redemption of the Series B preferred stock. For the consequences of these events, see "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent."

We may violate covenants in any of our debt financing agreements, which may trigger default and cause acceleration of all of our debts and redemption of the Series B preferred stock

          At various times since June 30, 1998, our bank has amended our line of credit to prevent violations with respect to several financial covenants. If we experience similar covenant violations in the future and are unable to adequately remedy them through amendments or otherwise, such violations will trigger cross defaults on the outstanding 4 1/4% convertible promissory notes and other debt instruments, accelerate repayment of such debts, and give rise to rights of holders of all outstanding Series B preferred stock to have their stock redeemed by us. For the consequences of these events, see "--Our preferred stock may require us to make significant cash payments, diverting resources away from our business, causing us to sell key operational assets or rendering us insolvent."

Return on an investment in our common stock may be limited to stock price increases as we are not permitted to declare or pay dividends

          Our bank line-of-credit agreement prohibits us from paying any dividend on our common stock except a dividend paid in shares of our common stock. The Series B preferred stock financing agreements prevent us from paying any dividend on any junior securities, including our common stock, without the consent of each of the original purchasers of the Series B preferred stock. Since our incorporation in 1991, we have not declared or paid cash dividends on our common stock, and we anticipate that any future earnings will be retained for investment in the business. Thus, the return on an investment in our common stock will likely be through resale of shares at a price higher than the price paid for such shares. See "--Our stock price is volatile, so you may not be able to sell our common stock at a favorable price at any given time."

Our board has the power to reject offers to acquire shares of our common stock in a change of control transaction, which may prevent our stockholders from having the opportunity to accept such offers and discourage certain offers for shares of our common stock

          The following factors give our board of directors the power to reject acquisition proposals without any input or consideration of such proposals by our stockholders:

          . concentration of share ownership in our board of directors and officers,
          .  our stockholder rights agreement,
          . our certificate of incorporation and bylaws, . our equity incentive plans, and . Delaware law.

          As a result of these factors, our board of directors could significantly delay, defer or prevent a change in control transaction involving P-Com, even if holders of our common stock may want such transaction to occur. Thus, these factors may adversely affect the voting and other rights of other holders of common stock, and prevent stockholders from receiving and accepting offers to acquire their shares that the board deems not to be in the best interest of our stockholders. In addition, the power of the board to reject such offers may discourage certain third parties from making such offers. See "--Our preferred stock financing may make it more difficult for us to engage in merger and acquisition activities, potentially rendering us unable to complete transactions that would be beneficial to our stockholders", "Description of Our Capital Stock--Preferred Stock--Series B Preferred Stock" and "Description of Our Capital Stock--Rights Agreement."

Our actual results could differ materially from those anticipated in forward-looking statements contained in this prospectus

          This prospectus also contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described above and elsewhere in this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://p-com.com or at the SEC's web site at http://www.sec.gov.

          This prospectus is part of a registration statement (Registration No. 333-70937) we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

          We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of the shares of common stock being registered for resale by the selling stockholders or until such shares can be sold without being so registered:

     (1) our Annual Report on Form 10-K for the year ended December 31, 1998, filed as of April 21, 1999;

     (2) our quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, filed as of May 15, 1998, August 14, 1998 and November 13, 1998, as each such filing was amended on April 30, 1999, respectively;

     (3) our current reports on Form 8-K filed as of January 23, 1998, March 16, 1998, April 9, 1998, April 17, 1998, July 17, 1998, September 11, 1998,
September 25, 1998, October 15, 1998, October 23, 1998, December 23, 1998,
December 24, 1998, December 31, 1998, January 4, 1999 (two separate filings), January 29, 1999 and February 3, 1999, and Form 8-K/A dated as of April 17, 1998, June 12, 1998 (as further amended on April 30, 1999), September 11, 1998 and January 6, 1999;

     (4) the description of our common stock and Series A preferred stock contained in our registration statements on Form 8-A filed as of January 12, 1995 and Form 8-A/A filed as of February 16, 1995, October 9, 1997, December 22, 1998 and December 24, 1998; and

     (5) all future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such reports and documents. Any statement incorporated herein may modify or supersede information or statements in this prospectus.

          Upon request, we will provide without charge a copy of this prospectus, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for such copies should be directed to Corporate Secretary, P-Com, Inc., 3175 S. Winchester Boulevard, Campbell, California 95008 (telephone (408) 866-3666).

          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.

                                 USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

                                 DIVIDEND POLICY

          Our credit agreement prohibits us from paying any dividend on our common stock other than dividends paid in shares of our common stock. The Series B preferred stock financing agreements prevent us from paying any dividend on any junior securities, including our common stock, without the consent of each of the original purchasers of the Series B preferred stock. To date, we have not paid any cash dividends on shares of our common stock. We currently anticipate that we will retain any available funds for use in the operation of its business, and we do not anticipate paying any cash dividends in the foreseeable future. The Series B preferred stock has no right to dividends. If we do pay any dividends on our common stock, the Series B preferred stock would be entitled to participate in such dividend as though it had been converted into common stock on the record date for determining the stockholders entitled to receive the dividend. See "Description of Our Capital Stock-- Preferred Stock--Series B preferred stock--Rank and Participation."

                                     PREMIUM

          We are required to pay, upon conversion of the Series B preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash or common stock (at the conversion price then in effect) at our option. Similarly, we are required to pay, upon redemption of the Series B preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash. Premium accrues from the date of issuance of the Series B preferred stock until the date of conversion or redemption thereof. See "Description of Our Capital Stock-- Preferred Stock--Series B preferred stock--Premium."

  RATIO (DEFICIENCY) OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED
                                STOCK DIVIDENDS

          The following table shows our ratio (deficiency) of earnings (loss) to combined fixed charges and preferred stock dividends for each of the periods indicated. For purposes of calculating the ratio (deficiency) of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes plus fixed charges, and "fixed charges" consist of interest expense incurred including with respect to capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. Earnings did not cover fixed charges by $5.1 million, $6.0 million and $73.6 million in 1993, 1994 and 1998, respectively.

                                                                      Year Ended December 31,
                                        -----------------------------------------------------------------------------
                                          1993          1994          1995          1996          1997          1998
                                        -------        ------        -----         -----         -----         ------
Ratio (deficiency) of earnings          <14.3x>        <7.9x>         5.9x          9.6x         13.4x         <5.8x>
 (loss) to fixed charges

                         DESCRIPTION OF OUR CAPITAL STOCK

          Our authorized capital stock consists of 95 million shares of common stock and two million shares of preferred stock. We have designated 500,000 shares of our preferred stock as Series A junior participating preferred stock and 20,000 shares of our preferred stock as Series B convertible participating preferred stock. There are no shares of our Series A preferred stock issued and outstanding and 15,000 shares of our Series B preferred stock issued and outstanding.

Common stock

          As of April 28, 1999, there were 48,966,750 shares of common stock outstanding which were held of record by approximately 519 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See "Dividend Policy."

          In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

          Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the holders of common stock.

          Our board may not create or issue any additional shares of Series B preferred stock or of the remaining authorized but unissued shares of preferred stock without the consent of the initial purchasers of the Series B preferred stock. The issuance of the Series A preferred stock or any newly created preferred stock may delay, defer or prevent a change in control of P-Com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of Series A preferred stock or any newly created preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present we have no concrete plans to issue any additional preferred stock, other than Series A preferred stock described below. However, we may need additional funds in the future, and may issue additional preferred stock in order to raise such funds.

     Series A preferred stock

          On September 26, 1997, the board of directors approved a Stockholder Rights Agreement that was executed by P-Com and BankBoston, N.A., the Rights Agent, on October 1, 1997 and amended and restated on December 21, 1998. The Series A preferred stock was created in connection with our adoption of the stockholder rights agreement. Pursuant to the stockholder rights agreement, rights to purchase Series A preferred stock were distributed as a dividend at the rate of one preferred share purchase right on each outstanding share of its common stock held by stockholders of record as of the close of business on November 3, 1997, and will be distributed at the same rate for each share of common stock issued thereafter. Each right to purchase Series A preferred stock entitles its holder to buy one ten-thousandth of one share of Series A preferred stock at an exercise price of $125.00, but only once the rights to purchase Series A preferred stock become exercisable upon the occurrence of certain triggering events set forth in the stockholder rights agreement. Pursuant to the rights, the Series A preferred stock will be issued in accordance with the terms of the stockholder rights agreement in order to fulfill the purposes of that agreement. See "--Rights Agreement."

          The Series A preferred stock is not redeemable. Each share of Series A preferred stock will be entitled to an aggregate dividend of 10,000 times any dividend declared per share of common stock. In the event of liquidation, the holders of the Series A preferred stock will be entitled to the greater of a $10,000 per share payment, plus any accrued and unpaid dividends, or an aggregate payment of 10,000 times any payment to be made per share of common stock, prior to any payment to any holder of common stock. Each share of Series A preferred stock will have 10,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series A preferred stock will be entitled to receive 10,000 times the amount received per share of common stock. Each of these rights are protected by customary antidilution provisions.
Because of the nature of the dividend, liquidation and voting rights of the shares of Series A preferred stock, the value of the one-ten-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each right to purchase Series A preferred stock should approximate the value of one share of common stock.

     Series B preferred stock

          The following chart briefly summarizes the features of the Series B preferred stock, which are described in greater detail below:

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Feature                         Description
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Conversion price                Prior to May 15, 1999, the conversion price is set at $6.0374 per share. Beginning on May 15, 1999, the Series B preferred stock is convertible into our common stock at the lesser of:
                                (1)  $6.0374 per share;
                                (2) 105% of the average closing bid prices of our common stock for the 15 consecutive trading days ending on May 14, 1999; and
                                (3) 101% of the lowest average closing bid prices our common stock over any 3 consecutive days during the 15 consecutive day period

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Feature                         Description
------------------------------------------------------------------------------------------------------------------------------------


                                ending on the day prior to the applicable conversion date. Certain events set forth below can cause conversion prices calculated on other bases to apply, or cause the above methods of calculating the conversion price to apply to certain shares prior to May 15, 1999. One such event occurred when we failed to obtain by March 24, 1999 orders to purchase at least $10 million worth of our newest product. Due to such event, 7,500 shares of the Series B preferred stock can convert at a conversion price equal to the lesser of the price calculated using methods (1) and (3) above beginning on March
                                24, 1999.
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Mandatory redemption            Upon the occurrence of certain events deemed to be within our control, each then outstanding share of the Series B preferred stock is redeemable at a holder's option at the greater of $1,330 per share, plus a 6% per year premium and any default interest, or a redemption formula amount per share. The redemption formula amount is equal to:
                                .  the highest closing bid price for our common stock during the period beginning on the date of the holder's redemption notice and ending on the date of redemption, multiplied by
                                .  the sum of the original issue price, plus a 6% per year premium and any default interest due, and divided by
                                .  the conversion price in effect on the date of the redemption notice.
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Cash payments/total amount      Upon the occurrence of certain events set forth below, we are required to make significant cash
capped                          payments to the holders of the Series B preferred stock. All cash payments required to be made as a result of such an event, together with all cash payments required to be made in respect of conversion defaults (as described below) and under the registration statement for delays or gaps in the effectiveness of the registration statement, are capped at a total amount of $1,333 per share plus default interest, if applicable.
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Premium                         We are required to pay, upon conversion of the Series B preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash or common stock (at the conversion price then in effect) at our option. Similarly, we are required to pay, upon redemption of the Series B preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash. Premium accrues from
                                December 22, 1998 until the date of conversion or redemption thereof.
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Optional redemption             So long as:
                                .  an event pursuant to which the holders of Series B preferred stock

------------------------------------------------------------------------------------------------------------------------------------

Feature                         Description
------------------------------------------------------------------------------------------------------------------------------------


                                   are entitled to redemption or an event requiring us to make a cash payment as described above has not occurred, or
                                .  if such event has occurred in the past, it has been cured for at least the six immediately preceding consecutive months without the occurrence of any other such event, then the Series B preferred stock is redeemable at our option in certain limited circumstances for redemption amounts varying from 115% to 160% of the original issue price of the Series B preferred stock, plus a 6% premium per year and default interest, if applicable.
------------------------------------------------------------------------------------------------------------------------------------

Change of control               If we merge with a public company meeting certain threshold criteria, the holders of the Series B preferred stock will be entitled to receive in the merger the consideration they would have received had they converted their stock the day before the public announcement of the merger. If we merge with a private company or a public company not meeting the threshold criteria, the holders of the
                                Series B preferred stock will be entitled, at their option:
                                .  to retain their preferred stock, which will thereafter convert into common stock of the surviving company, or
                                .  receive either the consideration they would have received had they converted their stock the day before the public announcement of the merger or receive $1,250 per share of Series B preferred stock then outstanding, up to an aggregate of $18,750,000, in cash, plus any accrued and unpaid premium and, if applicable, default interest.
------------------------------------------------------------------------------------------------------------------------------------

Vote of stockholders/           We will ask our stockholders to approve the issuance of more than 20% of our outstanding common
19.9% limit                     stock on conversion of the Series B preferred stock and exercise of the warrants issued in connection with the Series B preferred stock as required under Rule 4460(i) of the Nasdaq
                                Marketplace Rules. Until such approval is obtained, such issuances are capped at 19.9% of our outstanding common stock on December 22, 1998. If our stockholders do not approve such issuances, the holders of the Series B preferred stock can, among other things, require us to redeem their shares of Series B preferred stock and list our common stock on an over-the-counter bulletin board.
------------------------------------------------------------------------------------------------------------------------------------

Default interest                If we fail to timely pay any amounts owed to the holders of the Series B preferred stock, then we must pay the holders default interest at rate equal to the lesser of 18% per annum or the highest interest rate permitted by applicable law.
------------------------------------------------------------------------------------------------------------------------------------

Protective provisions           We have agreed:

------------------------------------------------------------------------------------------------------------------------------------

Feature                         Description
------------------------------------------------------------------------------------------------------------------------------------


                                .  until December 22, 1999, not to issue or agree to issue any equity securities at a price less than fair market value or at a variable or re-settable price, subject to limited exceptions, and
                                .  not to take certain actions without prior approval by each initial purchaser of the Series B preferred stock.
------------------------------------------------------------------------------------------------------------------------------------

4.9% limitation                 The Series B preferred stock shall not be convertible and the related warrants may not be exercisable by a holder thereof to the extent that after such conversion such holder would own in excess of 4.9% of our outstanding common stock.  There is a similar provision in the warrants rendering them unexercisable by a holder to the extent that after exercise thereof by such holder would cause such holder to own in excess of 4.9% of our outstanding common stock.
------------------------------------------------------------------------------------------------------------------


          Premium.  We are required to pay, upon conversion of the Series B
          -------
preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash or common stock (at the conversion price then in effect) at our option. Similarly, we are required to pay, upon redemption of the Series B preferred stock, a 6% per year premium on the Series B preferred stock, payable in cash. Premium accrues from the date of issuance of the Series B preferred stock until the date of conversion or redemption thereof.

          The aggregate annual premium on all outstanding shares of Series B preferred stock, if such shares remained outstanding for an entire year, would be $900,000. If all of the shares of Series B preferred stock remain outstanding until the third anniversary of the closing, the date upon which the Series B preferred stock may be required to convert into common stock, we would pay an aggregate premium of $2,700,000. If we paid the premium in shares of common stock, then the lower the conversion price, the more shares of our common stock would be issued to pay the premium. The table below indicates the number of shares of our common stock that would be paid in respect of the amount of premium per year and the aggregate premium accruing from the issue date until the third anniversary thereof at various conversion prices:

--------------------------------------------------------------------------------------------
Conversion Price as a Percent of
        Market Price on           Number of shares of common stock issued to pay premium in
         April 28, 1999                                 the amount of :

--------------------------------------------------------------------------------------------
                                                      $900,000                    $2,700,000
--------------------------------------------------------------------------------------------
           25%($1.44)                                  626,087                     1,878,261
--------------------------------------------------------------------------------------------
           50%($2.88)                                  313,044                       939,130
--------------------------------------------------------------------------------------------
           75%($4.31)                                  208,696                       626,087
--------------------------------------------------------------------------------------------
          100%($5.75)                                  156,522                       469,565
--------------------------------------------------------------------------------------------

          The 4.9% limit on holdings of our common stock by any selling stockholder and the 19.9% limit on aggregate issuances of common stock in respect of the Series B preferred stock and the warrants (absent stockholder approval of issuances of 20% or more) apply to and could limit the number of shares of our common stock issued to pay the premium.

          Conversion Price.  With respect to 7,500 shares of Series B preferred
          ----------------
stock, the conversion price of the Series B preferred stock is $6.0374 per share until May 14, 1999. The conversion price of the other 7,500 shares of the Series B preferred stock has been adjusted to the lower of $6.0374 and 101% of the lowest average closing bid prices our common stock over any 3 consecutive days during the 15 consecutive day period ending prior to the applicable conversion date during the period from March 24, 1999 through May 14, 1999./1/

          Beginning on May 15, 1999, the Series B preferred stock is convertible at the lesser of:

          .  $6.0374 per share;
          . 105% of the average closing bid prices of our common stock for the 15 consecutive trading days ending on May 14, 1999; and
          . 101% of the lowest average closing bid prices our common stock over any 3 consecutive days during the 15 consecutive day period ending on the day prior to the applicable conversion date.

These three bases for calculating the conversion price provide the holders of Series B preferred stock with a method from benefiting from particular movements in the market price of our common stock. The $6.0374 fixed conversion price protects the holder from increases in the price of our common stock. The conversion price based upon average prices for the 15 consecutive trading days ending on May 14, 1999 may provide a lower fixed price if the average closing bid price of our common stock is, on average, lower than $6.0374 during that period. The variable conversion price calculated based upon the lowest average closing bid prices of our common stock over any 3 consecutive days during the 15 consecutive day period ending on the day prior to the applicable conversion date is designed to permit the holder to take advantage of periods in which our stock price is depressed below $6.0374.

          The result of these alternative bases for calculating the conversion price is that the conversion price will be at most $6.0374, at which price the Series B preferred stock will convert into 2,484,513 shares or 5.07% of our outstanding stock as of April 28, 1999, excluding common stock issued in respect of premium, and, to the extent the market price of our common stock is less than $6.0374, will result in additional dilution. There is no minimum conversion price and, therefor, there is no limit on dilution of our existing stockholders. However, if a holder seeks to convert Series B preferred stock at a conversion price below $2.264025 after June 21, 1999, we can pay cash to the holder in the amount the equivalent value of the common stock such Series B preferred stock would otherwise convert into. This right is, of course, only available to us if we

----------------------
          /1/ We did not achieve $10 million of written contractual commitments for sales of our point to multipoint products and services prior to March 24, 1999, which led to this adjustment to the conversion price calculation for 7,500 shares of Series B preferred stock.

have sufficient cash on hand or credit available to pay the holders the required amounts, which will not always be the case. In addition, it is unlikely that our lenders will consent to this use of cash. If we have sufficient funds and elect to exercise this right, the conversion ratio would be no more than $6.0374 and no less than $2.264025, which would limit the dilution that can be suffered by our existing common stockholders.

          The following table sets forth the number of shares of common stock issuable upon conversion of the outstanding Series B preferred stock (other than shares issuable in respect of accrued premium and any default amounts) and percentage ownership that each represents assuming:

          . the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on April 28, 1999, which was $5.75 per share;
          . the variable conversion price feature of the preferred stock that was in effect;
          . the maximum conversion prices of the preferred stock was not adjusted as provided in our certificate of incorporation or the amount of shares issuable is otherwise limited by the transaction agreements;

-----------------------------------------------------------------------------------------------
           Percent of                                        Series B
          Market Price                                  Preferred Stock/(1)/
-----------------------------------------------------------------------------------------------
                                                        Shares                              %/(2)/
                                                      Underlying
-----------------------------------------------------------------------------------------------
           25%($1.44)                                  10,434,783                         17.57%
-----------------------------------------------------------------------------------------------
           50%($2.88)                                   5,217,391                          9.63%
-----------------------------------------------------------------------------------------------
           75%($4.31)                                   3,478,261                          6.63%
-----------------------------------------------------------------------------------------------
          100%($5.75)                                   2,608,696(2)                       5.06%
-----------------------------------------------------------------------------------------------

     /(1)/ On April 28, 1999, there were 48,966,750 shares of common stock and
           15,000 of Series B Preferred Stock outstanding.
     /(2)/ Limitations in the transaction agreements and the certificate of incorporation may preclude these levels of beneficial ownership from being achieved.

          In addition, the foregoing conversion price of the Series B preferred stock is subject to adjustment upon the occurrence of the following events:

------------------------------------------------------------------------------------------------------------------
                         Event                                          Applicable Conversion Ratio
------------------------------------------------------------------------------------------------------------------
Our uncured breach of, or any waiver of a breach of,     On any conversion date prior to May 15, 1999 and prior
 any material covenant of our convertible note           to cure of the breach, the lower of $6.0374 and the 101%
 indenture or bank agreement, which breach would give    of the lowest average closing bid prices our common
 the other party the right to accelerate maturity of     stock over any 3 consecutive days during the 15
 the debt governed thereby.                              consecutive day period ending on the day prior to the
                                                         applicable conversion date.
------------------------------------------------------------------------------------------------------------------
Our failure to obtain in a timely manner                 The lesser of (1) the conversion price
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                         Event                                          Applicable Conversion Ratio
------------------------------------------------------------------------------------------------------------------

stockholder approval to issue more than 20% of our       otherwise in effect, (2) during the period beginning on the
common stock on conversion of the Series B preferred     date such approval is required to be obtained under the
stock and exercise of the warrants issued in connection  certificate of designations and ending on the date such
with the Series B preferred stock.                       approval is actually obtained, a conversion price equal
                                                         to the average of the five lowest closing bid prices
                                                         (every such price if the period is less than five days)
                                                         of our common stock during the period beginning on the
                                                         date such approval is required to be obtained under the
                                                         certificate of designations and ending on the conversion
                                                         date, and (3) after the date upon which we obtain the
                                                         approval, a conversion price equal to the average of the
                                                         five lowest closing bid prices (every such price if the
                                                         period is less than five days)of our common stock for
                                                         the period beginning on the date such approval is
                                                         required to be obtained under the certificate of
                                                         designations and ending on the date such approval is
                                                         actually obtained.
------------------------------------------------------------------------------------------------------------------
The registration statement of which this prospectus is   The lesser of (1) the conversion price otherwise in
a part has not been declared effective by June 22,       effect, (2) during the period beginning on June 22, 1999
1999.                                                    and ending on the date the registration statement is
                                                         declared effective, a conversion price equal to the
                                                         average of the five lowest closing bid prices (every
                                                         such price if the period is less than five days) of our
                                                         common stock for the period beginning on June 22, 1999
                                                         and ending on the conversion date, and (3) after the
                                                         date upon the registration statement is declared
                                                         effective, a conversion price equal to the average of
                                                         the five lowest closing bid prices (every such price if
                                                         the period is less than five days) of our common stock
                                                         for the period beginning on June 22, 1999 and ending on
                                                         the date the registration statement is declared
                                                         effective.
------------------------------------------------------------------------------------------------------------------
Our failure to timely deliver common stock upon          Such holder can rescind the notice of conversion and
 submission of a notice of conversion by a holder of     convert any shares owned by it at a conversion price
 the Series B preferred stock.                           equal to the lesser of (1) the conversion price
                                                         otherwise in effect on the date specified in the notice
                                                         of conversion, and (2) lowest average closing bid prices our

------------------------------------------------------------------------------------------------------------------
                         Event                                          Applicable Conversion Ratio
------------------------------------------------------------------------------------------------------------------
                                                         common stock over any 3 consecutive days during the
                                                         15 consecutive day period (or over such period if it is
                                                         shorter than 15 days) ending on the earlier of the date
                                                         such failure was cured and the day the holder rescinded
                                                         the conversion notice.
------------------------------------------------------------------------------------------------------------------
Our notice to a holder or public announcement that we    The lesser of (1) the conversion price otherwise in
intend not to issue shares of common stock upon          effect on the date specified in the notice of
conversion by a holder of Series B preferred stock       conversion, and (2) lowest average closing bid prices
(other than with respect to issuances that would         our common stock over any 3 consecutive days during the
cause such holder to exceed its allocated portion of     15 consecutive day period (or over such period if it is
the 19.9% limit).                                        shorter than 15 days) ending on the date we undertake in
                                                         writing to honor its conversion obligations.
------------------------------------------------------------------------------------------------------------------
Our failure to redeem the Series B preferred stock       Each holders entitled to receive proceeds in such
after providing to the holders of the Series B           redemption shall be entitled to convert its shares of
preferred stock a notice of redemption at our option.    Series B preferred stock at the lesser of (1) the
                                                         conversion price otherwise in effect and (2) the average
                                                         of the closing bid prices for our common stock for any
                                                         three trading days during the period beginning on the
                                                         date of the redemption notice and ending on the day the
                                                         day the redemption was to occur (as set forth in the
                                                         redemption notice).
------------------------------------------------------------------------------------------------------------------
Our or any of our subsidiaries' public announcement of   Each holder of Series B preferred stock can elect to
a merger or consolidation.                               obtain certain benefits of such transaction as though it
                                                         converted it Series B preferred stock on the trading
                                                         date immediately preceding the announcement of the
                                                         transaction at lowest conversion price obtained using
                                                         any of the three bases for calculating the conversion
                                                         price regardless of whether such announcement occurs
                                                         prior to, on or after May 15, 1999.
------------------------------------------------------------------------------------------------------------------
Our issuance of securities convertible or exchangeable   The lesser of (1) the conversion price otherwise in
at a conversion, exercise or exchange rate based upon    effect and (2) the conversion price representing the
a specific percentage discount from the market price     greatest discount from the market price of our common
of the common stock at the time of conversion,           stock applicable to any such convertible securities or,
exercise or exchange or based upon a market-based        as applicable, such market-based rate.
rate.
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                         Event                                          Applicable Conversion Ratio
------------------------------------------------------------------------------------------------------------------
Our issuance of common stock or securities convertible   The lesser of (1) the conversion price otherwise in
or exchangeable into common stock at a fixed             effect and (2) such fixed conversion, exchange or
conversion, exchange or exercise price less than the     exercise price.
lowest fixed conversion price then in effect.
------------------------------------------------------------------------------------------------------------------
The sale or other transfer by George Roberts, our        The lesser of (1) the conversion price otherwise in
Chief Executive Officer, or Michael Sophie, our Chief    effect and (2) the lowest price at which any trade of
Financial Officer, of securities between December 1,     our common stock was completed on the principal market
1998 and December 22, 1999 at a price less than the      for trading thereof during the 20 days following public
lowest fixed conversion price in effect on the date      announcement of the transfer.
of such transfer.
------------------------------------------------------------------------------------------------------------------

          The additional shares issued upon conversion of the Series B preferred stock would dilute the percentage interest of each of our existing common stockholders, and this dilution would increase as more common shares are issued due to the impact of the variable conversion price. Each additional issuance of shares upon conversion or exercise of the warrants would increase the supply of shares in the market and, as a result, may cause the market price of our common stock to decrease.

          The effect of this increased supply of common stock leading to a lower market price may be magnified if there are sequential conversions of Series B preferred stock. Specifically, the selling stockholders could convert a portion of their Series B preferred stock and then sell the common stock issued upon conversion, which likely would result in a drop in our stock price. Then selling stockholders could convert another portion of their Series B preferred stock at a lower conversion price because of the decreased stock price, and be issued a greater number of shares of common stock due to the lower conversion price. If they then sold those shares common stock, our stock price would likely decrease again, permitting the holders to do more conversions at a conversion price even more favorable to them. However, an ever falling market price for our common stock does not benefit the holders of the Series B preferred stock. If the price keeps falling, they receive more and more shares with a decreasing aggregate value. Eventually, if the dilution becomes extreme, the market for our common stock will tend to become illiquid, which will limit the ability of the converting holders to sell shares of our common stock even at a very low price.

          A pattern of such partial conversions and sales could increase the aggregate number of shares of common stock issued upon conversion of the Series B preferred stock above what it would otherwise be, and could place significant downward pressure on our stock price. This downward pressure on our stock price might encourage market participants to sell our stock short, which would put further downward pressure on our stock price, and further decrease the conversion price and increase the dilution of our existing common stockholders upon conversion of the Series B preferred stock.

          Conversion Defaults.  If, after a holder of Series B preferred stock
          -------------------
provides us with a conversion notice, we do not issue the shares of common stock issuable pursuant to such conversion notice (other than because of 19.9% limit or the 4.9% limit) prior to or on the tenth business day following the conversion date set forth in such notice, then, on each day thereafter until we issue to such holder the shares of common stock required by the conversion notice, we will be required to pay to such holder an amount equal to 1% of the face amount of the shares of Series B preferred stock set forth in the conversion notice. If we provide notice to any holder or publicly announces its intent not to issue shares upon exercise by any holder of Series B preferred stock of its conversion rights, then, on each day following the tenth day after such notice or announcement until we retract such notice or announcement, we will be required to pay to each holder an amount equal to 1% of the face amount of the shares of Series B preferred stock held by it.

          For example, if we received a conversion notice from a holder requesting conversion of 1,000 shares of Series B preferred stock and we did not timely issue such stock, for each day after the last day to timely issue that common stock until we actually issued it, we would owe such holder $10,000. Continuing such example, if we issued the shares 7 days after the last day permitted to avoid payments, we would owe such holder $70,000. All payments in respect of each share of Series B preferred stock described in this paragraph are limited to the portion of the total amount remaining after taking into account amounts paid in respect of cash payments in connection with certain events (as described below) and amounts paid under the registration rights agreement (as described below).

          Registration.  We are required by the Series B preferred stock
          ------------
financing agreements to register for resale by the selling stockholders and keep registered at least 150%, and in some instances 200%, of the aggregate number of shares of common stock into which the Series B preferred stock is convertible and for which the warrants are exercisable. To help ensure our compliance at all times, we have chosen to initially register for resale by the selling stockholders 13 million shares of our common stock. Notwithstanding the registration of such number of shares, the terms of the Series B preferred stock financing agreements prohibit us from issuing shares of common stock upon conversion of the shares of Series B preferred stock or exercise of the warrants if such issuance would result in any holder's beneficially owning in excess of 4.9% of our then outstanding common stock. In addition, until stockholder approval is obtained, we are subject to the 19.9% limit.

          Pursuant to the registration rights agreement, we are required to use our best efforts to cause the registration statement of which this prospectus is a part to be declared effective as soon as practicable but in any event no later than April 22, 1999. Because the registration statement was not declared effective by April 22, 1999, we will be required to make cash payments to the selling stockholders in an amount calculated in the following manner:

          . the aggregate purchase price of shares of Series B preferred stock (including shares of such stock that have been converted into common stock, if such common stock has not yet been sold), the common shares issuable upon conversion of which are not immediately saleable under an effective registration statement or Rule 144 promulgated under the Securities Act of 1933, multiplied by

          . the number of months (prorated per day for partial months) contained in the period beginning on April 22, 1999 and ending on the date the registration statement is declared effective; multiplied by
          . a multiplier equal to 0.01 for the first 30 days after April 22, 1999, 0.015 for the second 30 days after April 22, 1999, and 0.02 for all days thereafter.

          The cash payment for each of these failures will be at most $5,000 per day during the first 30 days, $7,500 per day during the second 30 days, and $10,000 per day thereafter. The following chart indicates the amounts that would be required to be paid to the selling stockholders, assuming all shares of Series B preferred stock remain outstanding, if the registration statement is not declared effective for 15, 30, 45, 60 and 75 days after April 22, 1999:

------------------------------------------------------------------------------------------------------------------
   Days after April 22, 1999 before the registration                       Aggregate payment to
 statement is declared effective                                           selling stockholders

------------------------------------------------------------------------------------------------------------------
                          15                                                    $75,000
------------------------------------------------------------------------------------------------------------------
                          30                                                    $150,000
------------------------------------------------------------------------------------------------------------------
                          45                                                    $252,500
------------------------------------------------------------------------------------------------------------------
                          60                                                    $355,000
------------------------------------------------------------------------------------------------------------------
                          75                                                    $505,000
------------------------------------------------------------------------------------------------------------------

          Once the registration is declared effective, sales cannot be made pursuant to the registration statement by reason of a stop order, our failure to update the registration statement or any event outside of the control of the selling stockholders, then we must make cash payments to the selling stockholders in an amount calculated in the following manner:

          . the aggregate purchase price of shares of Series B preferred stock (including shares of such stock that have been converted into common stock, if such common stock has not yet been sold), the common shares issuable upon conversion of which are not immediately saleable under an effective registration statement or Rule 144 promulgated under the Securities Act of 1933, multiplied by
          . the number of months (prorated per day for partial months) after the registration statement is declared effective that sales cannot be made under the registration statement; multiplied by
          . a multiplier equal to 0.01 for the first 30 days after April 22, 1999, 0.015 for the second 30 days after April 22, 1999, and 0.02 for all days thereafter.

          The cash payment for each of these failures will be at most $5,000 per day during the first 30 days, $7,500 per day during the second 30 days, and $10,000 per day thereafter. The following chart indicates the amounts that would be required to be paid to the selling stockholders, assuming all shares of Series B preferred stock remain outstanding, if the selling stockholders are unable to make sales under the registration statement for 15, 30, 45, 60 and 75 days after it is declared effective:

------------------------------------------------------------------------------------------------------------------
         Days after the registration statement                             Aggregate payment to
           is declared effective that sales                                selling stockholders
            cannot be made pursuant thereto
------------------------------------------------------------------------------------------------------------------
                          15                                                    $75,000
------------------------------------------------------------------------------------------------------------------
                          30                                                    $150,000
------------------------------------------------------------------------------------------------------------------
                          45                                                    $252,500
------------------------------------------------------------------------------------------------------------------
                          60                                                     $355,000
------------------------------------------------------------------------------------------------------------------
                          75                                                     $505,000
------------------------------------------------------------------------------------------------------------------

          All payments in respect of each share of Series B preferred stock under the registration rights agreement in connection with delays or gaps in effectiveness of the registration statement are limited to the portion of the total amount remaining after taking into account amounts paid in respect of cash payments in connection with certain events (as described below) and amounts paid in respect of conversion defaults (as described above).

          Automatic Conversion.  Subject to the 19.9% limit (if then in effect)
          --------------------
and the 4.9% limit, and assuming the conditions listed below are satisfied, all outstanding shares of Series B preferred stock will automatically convert into common stock on December 22, 2001. These conditions are:

          . the shares of common stock issuable upon such conversion are (1) authorized and reserved for issuance, (2) registered for resale under the Securities Act of 1933, and (3) listed for trading on the Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange or American Stock Exchange,
          . we have not declared bankruptcy or been the subject of any similar event, and
          . no event has occurred that would give the holders of Series B preferred stock the right to elect to have their Series B preferred stock redeemed by us.

          If some or all of the Series B preferred stock is not automatically converted as set forth above because such conversion was prevented by application of the 19.9% limit or the 4.9% limit, then such Series B preferred stock will remain subject to automatic conversion as set forth above at such time the 19.9% limit or the 4.9% limit no longer prevents such conversion.

          Redemption at Holder's Option.  Upon the occurrence of certain events
          -----------------------------
set forth below, if such events are deemed to be within our control, then each then outstanding share of the Series B preferred stock is redeemable at a holder's option at the greater of $1,330 per share, plus a 6% per year premium and any default amounts, or a predetermined redemption formula amount per share. The redemption formula amount is equal to:

          . the highest closing bid price for our common stock during the period beginning on the date of the holder's redemption notice and ending on the date of redemption, multiplied by
          . the sum of the original issue price, plus a 6% per year premium and any default amounts due, and divided by
          . the conversion price in effect on the date of the redemption notice.

          An event is deemed to be outside of our control if the event is caused by factors beyond our control notwithstanding that we have used our best efforts to avoid the occurrence of such event. An event is deemed to be within our control if such event was a voluntary choice by us or is otherwise within our control. Events which give each holder the right to demand redemption, unless such event was caused by an act of god or was required by injunction or court of SEC order (provided that we have used our best efforts to oppose, remove and appeal such order or injunction):

          . our failure to obtain in a timely manner stockholder approval to issue more than 20% of our common stock on conversion of the Series B preferred stock and exercise of the warrants issued in connection with the Series B preferred stock;
          . our failure to use our best efforts to obtain effectiveness of the registration statement or to obtain the stockholder approval;
          . our failure to respond to SEC comments on the registration statement or to request effectiveness of the registration statement as soon as practicable;
          . our failure to deliver in a timely manner common stock upon submission of a notice of conversion (except to the extent such conversion would violate the 19.9% limit or the 4.9% limit);
          . our failure to remove restrictive legends on our common stock when required under the securities purchase agreement;
          . our announcement of our intention not to issue common stock upon conversion of the Series B preferred stock or exercise of the warrants (except to the extent such conversion or exercise would violate the 19.9% limit or the 4.9% limit);
          . our knowing breach of any material covenant or term in the Series B preferred stock financing agreements;
          . our material breach, as a result of our execution or performance under the Series B preferred stock financing agreements, of any agreement to which we are or become a party;
          . our knowing commission of any act or omission that constitutes a breach of any representation or warranty in any of the Series B preferred stock financing agreements or any officer's certificate given by us in connection with the issuance of the Series B preferred stock if the facts underlying such breach would have a material adverse effect on us or on a holder of the Series B preferred stock with respect to its investment in such stock;

          . our failure to maintain sufficient common stock reserved for conversion of the Series B preferred stock or exercise of the warrants (to the extent only the approval of our board of directors is required to obtain an increase in authorized shares);
          . our knowing and material breach of any agreement involving indebtedness for borrowed money or purchase price which results in or which would result in acceleration of the maturity of such debt; unless the consequences of such breach, including any cross-defaults, are not material to us; and
          . our failure to use best efforts to avoid the occurrence of the events described below that could result in cash payments to holders of the Series B preferred stock.
          We can avoid such redemption due to the occurrence of an event listed above if

          . we used our best efforts to avoid such event, . we elect to avoid redemption prior to the cure (if possible) of such event, and
          . no more than a total of 5 such events and events leading to cash payments (as described below) shall have occurred.

          If we are unable to avoid redemption and are unable to redeem the Series B preferred stock upon request, we must redeem that portion that is permitted and, thereafter, use our best efforts to remedy the impairment preventing redemption. In addition, to the extent set forth below, certain of the foregoing events may also require us make additional payments, either in cash or additional shares of common stock or Series B preferred stock.

          If we were forced to redeem all of the shares of Series B preferred stock on June 22, 1999, December 22, 1999, June 22, 2000 or December 22, 2000 and the ratio of the highest closing bid price (during the period beginning on the date of the redemption notice and ending on the conversion date) to the conversion price in effect on the date of the redemption notice was 1 to 1, 1.5 to 1, 2 to 1, 3 to 1, 4 to 1, or 5 to 1 and all Series B preferred stock remained outstanding on such dates, we would be forced to pay the following aggregate amount to the holders of Series B preferred stock pursuant to such redemption:

------------------------------------------------------------------------------------------------------------------------
       Redemption Date                                  Aggregate Redemption Amount (millions)*
------------------------------------------------------------------------------------------------------------------------
 Ratio of highest closing bid      1 to 1        1.5 to 1        2 to 1         3 to 1         4 to 1         5 to 1
 price to conversion price
------------------------------------------------------------------------------------------------------------------------
June 22, 1999                       $19.9          $23.2          $30.9          $46.3          $61.8          $77.3
------------------------------------------------------------------------------------------------------------------------
December 22, 1999                   $19.9          $23.9          $31.8          $47.7          $63.6          $79.5
------------------------------------------------------------------------------------------------------------------------
June 22, 2000                       $19.9          $24.5          $32.7          $49.1          $65.4          $81.8
------------------------------------------------------------------------------------------------------------------------
December 22, 2000                   $19.9          $25.2          $33.6          $50.4          $67.2          $84.0
------------------------------------------------------------------------------------------------------------------------

*Please note that, as described below, our credit agreement limits payments to redeem shares of Series B preferred stock and cash payments in connection with certain events (as described below) to no more than approximately $5,000,000 in the aggregate.

          Such amounts could be reduced if fewer shares of Series B preferred stock were outstanding on the redemption date, whether through earlier conversion or redemption of such shares, or if the holders of the Series B preferred stock elect not to have all of their shares redeemed. Such amounts could be increased if, due to our late payment of the redemption amounts, we must pay default interest on such amounts, in which case the amount of the default interest may be magnified based upon the ratio of the highest closing bid price to the conversion price in effect on the date of the redemption notice.

          If we are unable to purchase all shares of Series B preferred stock which are subject to redemption notices, we must redeem all shares it is able to purchase pro rata from the holders of based upon the relative number of shares set forth in such holder's redemption notice compared to the total number of shares set forth in all redemption notices. However, any such inability on our part will not limit our obligation to purchase all shares set forth in the redemption notices. Until we redeem all such shares, we cannot, without the consent of each initial holder of Series B preferred stock, enter into any agreement, consummate any transaction, or otherwise operate in any way outside the ordinary course of business. Such inability shall be considered a breach of our obligations with respect to the Series B preferred stock, and each holder shall have all rights and remedies for damages available at law or under the certificate of designations, including default interest.

          One reason for such an inability to redeem shares would be that redeeming all shares of Series B preferred stock set forth in redemption notices would cause us to violate Section 160 of the Delaware General Corporation Law. In that case, we are required to:

          . redeem the greatest number of shares of Series B preferred stock possible without violating such section,
          . use our best effort to take all steps permitted by the Series B preferred stock financing agreements in order to remedy our capital structure to allow further redemptions without violating such section (and not take any actions inconsistent with so remedying our capital structure), and

          . from time to time thereafter as promptly as possible, redeem shares at the request of a holder to the greatest extent possible without violating such section (such redemption to be made at the greater of the redemption price set forth in the redemption notice or the redemption price applicable at the time of such request).

Any inability to redeem shares based upon DGCL Section 160 shall have the consequences set forth above in connection with any inability on our part to redeem shares.

          Another reason for such an inability to redeem shares would be that redeeming all shares of Series B preferred stock set forth in redemption notices would cause us to violate the credit agreement, dated May 15, 1998, between us and certain lenders, amended as of December 17, 1998, or any extension thereof or replacement facility that does not affect the rights, privileges and preferences of the selling stockholders any more than the existing credit agreement. In that case, we are required to:

          . redeem the greatest number of shares of Series B preferred stock possible without violating such credit agreements,
          . use our best effort to take all steps permitted by the Series B preferred stock financing agreements (and which would not result in a breach thereof) and the credit agreements in order to remedy our capital structure to allow further redemptions without violating such credit agreements, and
          . from time to time thereafter as promptly as possible, redeem shares at the request of a holder to the greatest extent possible without violating such credit agreements.

Unlike any other inability to redeem, any inability to redeem shares based upon our credit agreement shall not be a breach of the certificate of designation and will not give the holders any right to damages or default interest. At present, the credit agreement limits the amount we may pay to redeem Series B preferred stock and the amount of cash payments in connection with certain events (as described below) to no more than approximately $5,000,000. In addition, from time to time, other provisions of the credit agreement, including the financial covenants contained therein, may prevent us from making fully honoring redemption notices.

          Cash Payments.  Within 10 business days following notice to us of the
          -------------
occurrence of the events set forth below, we are required to pay to each holder of the Series B preferred stock its pro rata portion in cash of an amount equal to 3% the first week and 5% each week thereafter of the aggregate face amount of Series B preferred stock originally issued until such event no longer exists. The 3% amount would be at least $450,000 and the 5% amount would be at least $750,000. Thus, if such event persisted for 2 weeks, we would be required to pay at least $1,200,000, if such event persisted for 3 weeks, we would be required to pay at least $1,950,000, and so on. Such events are:

          . any event which, but for the fact that we did not knowingly cause such event to occur or it was caused by an act of god or was required by injunction or court of SEC order or was otherwise outside of our control, would have permitted the holder of Series B preferred stock to elect to have us redeem their stock;
          . the suspension or de-listing of our common stock from trading on the Nasdaq National Market System or certain other markets acceptable to the initial purchasers of the Series B preferred stock for 5 or more days in any 9 month period;
          . the registration statement of which this prospectus is a part not being declared effective by June 22, 1999;
          . the suspension of the registration statement of which this prospectus is a part after its effective date for more than 10 consecutive business days or for an aggregate of more than 20 days in any twelve month period;
          . if the approval of our stockholders is required to increase the common stock reserved for conversion of the Series B preferred stock or exercise of the warrants as required by the Series B preferred stock financing agreements, our failure to obtain such approval within 60 days (or 120 days in the event of SEC review) of the event giving rise to the requirement to reserve more shares of common stock;
          . failure to have declared effective amended or additional registration statements that may be required under the Series B preferred stock financing agreements within 5 business days of the event giving rise to the need for an amended registration statement (or within 10 business days of the event giving rise to the need for an additional registration statement) for the resale by the selling stockholders of shares of common stock;
          . failure to obtain in a timely manner stockholder approval to issue more than 20% of our common stock on conversion of the Series B preferred stock and exercise of the warrants issued in connection with the Series B preferred stock;
          . our failure to fully honor a conversion of Series B preferred stock or a valid exercise of a warrant because we do not have sufficient shares of common stock authorized but not outstanding with which to honor such conversion or exercise; and
          . our declaration of or being put into bankruptcy or receivership or failure to pay our debts generally as and when due.

          All cash payments required to be made as a result of such an event, together with all cash payments required to be made in respect of conversion defaults and under the registration rights agreement in respect of delays or gaps in effectiveness of the registration statement, are capped at an aggregate of $1,333 per share plus default interest. In addition, we may be unable to make such cash payments to the extent that making such payments would cause us to violate the credit agreement, dated May 15, 1998, between us and certain lenders, amended as of December 17, 1998, or any extension thereof or replacement facility that does not affect the rights, privileges and preferences of the selling stockholders any more than the existing credit agreement. In that case, we are required to:

          . make the greatest cash payments possible without violating such credit agreements, and

          . use our best effort to take all steps permitted by the Series B preferred stock financing agreements (and which would not result in a breach thereof) in order to remedy our capital structure to allow further cash payments without violating such credit agreements.

Unlike any other inability to make cash payments, any inability to make cash payments based upon our credit agreement shall not be a breach of the certificate of designation and will not give the holders any right to damages or default interest. At present, the credit agreement limits the amount we may pay to redeem Series B preferred stock and the amount of cash payments in connection with certain events (as described below) to no more than approximately $5,000,000. In addition, from time to time, other provisions of the credit agreement, including the financial covenants contained therein, may prevent us from making cash payments.

          Vote of Stockholders. We have filed with the Securities and Exchange Commission a preliminary proxy statement in which our board of directors recommends to our stockholders that they vote to approve the waiver of Rule 4460(i) of the Nasdaq Marketplace Rules. This rule prohibits us from issuing more than 20% of our outstanding common stock in a single transaction or group of related transactions. Conversion of the Series B preferred stock and exercise of the warrants into common stock at certain conversion prices might trigger the anti-dilution provisions of our outstanding convertible notes, although we do not believe this to be the case. Any additional shares of common stock issued upon conversion of the notes due to this anti-dilution adjustment and any common stock issued in respect of premium or otherwise may be aggregated with the shares of common stock issued upon conversion of the Series B preferred stock and exercise of the warrants for purposes of the 20% rule.

          If our stockholders approve such issuances, then conversions of the Series B preferred stock and exercise of the warrants into common stock may result in our issuing new shares of common stock that represent more than 20% of our previously outstanding common stock. Such conversions could result in greater dilution to our present stockholders than could occur if such approval had not been received and the 19.9% limitation remained in place.

          On the other hand, if the stockholder approval sought thereby is not timely obtained,

          . we will continue to be prohibited by Nasdaq Rule 4460(i) from issuing 20% or more of our outstanding common stock on conversion of the Series B preferred stock, upon exercise of the warrants, and in respect of premium or otherwise,
          . we will be obligated to immediately redeem all outstanding shares of Series B preferred stock for a cash payment in the manner described above,
          . the selling stockholders can require us to list our common stock on the over-the-counter electronic bulletin board which, as of the date hereof, has no limitation relating to issuance of more than 20% of our common stock or similar restriction and, thereafter, require us to honor all requested conversions, and

          . the selling stockholders could require us to continue to seek stockholder approval of the conversion and exercise of those securities, which could be expensive for us.

          We do not have available the cash resources to satisfy the redemption obligation set forth in the above list and it is possible that we would not be able to effectuate the redemption in compliance with applicable law. If the stockholder approval is not obtained, compliance with the redemption obligation would likely have a material adverse effect on our financial condition and ability to implement our business strategy. In addition, any delay in payment will cause such redemption amount to accrue default interest at the rate of the lesser of 18% per annum or the highest interest rate permitted by applicable law until paid.

          If our common stock were traded on an over-the-counter bulletin board, our common stock may be subject to reduced liquidity and reduced analyst coverage, our ability to raise capital in the future may be inhibited and our business, financial condition and results of operations could be materially adversely affected. In addition, if our common stock is listed on an over-the-counter bulletin board rather than on a national exchange, we may be in default under various agreements with our financing sources, investors and stockholders. Redemption of the Series B preferred stock and any defaults under other agreements could significantly accelerate our cash expenditures and capital requirements beyond the levels currently anticipated and would materially adversely affect our ability to conduct our business.

          Redemption at Our Option.  So long as an event pursuant to which the
          ------------------------
holders of Series B preferred stock are entitled to elect to have their shares redeemed or an event requiring us to make a cash payment as described above has not occurred (or if such event has occurred in the past, it has been cured for at least the six immediately preceding consecutive months without the occurrence of any other such event), the Series B preferred stock is redeemable at our option in the limited circumstances set forth below for redemption amounts varying from 115% to 160% of the original issue price of the Series B preferred stock, plus a 6% premium per year and default interest, if applicable. More particularly, the Series B preferred stock is redeemable:

          . on three dates between December 22, 1998 and December 22, 1999 for a redemption amount varying between 130% and 120% of the original issue price of the Series B preferred stock, plus a 6% premium per year and any default amounts, provided our common stock is then trading at less than $2.264025;
          . after December 22, 1999 and prior to December 22, 2000, we may redeem the Series B preferred stock at the greater of (1) 160% of the original issue price of the Series B preferred stock, plus a 6% premium per year and any default amounts, and (2) the amount obtained when sum of the face amount plus a 6% premium per year and any default amounts, is divided by the conversion price in effect on the date of the redemption notice, and multiplied by the highest closing bid price for our common stock during the period beginning on the date of the holder's redemption notice and ending on the date of redemption;
          . after December 22, 2000, if the closing bid price for our common stock exceeds a 200% of the fixed conversion price (as described above), we may redeem the Series B preferred stock at 115% of the original issue price of the

             Series B preferred stock, plus a 6% premium per year and any default amounts; or
          . after December 22, 2000, if we, simultaneously with such redemption, close a firm commitment underwriting with a minimum $8.00 per share price and a minimum aggregate amount of $30 million, we may redeem the Series B preferred stock at the greater of (1) 120% of the original issue price of the Series B preferred stock plus a 6% premium per year and any default amounts, and (2) the amount obtained when the sum of the face amount plus a 6% premium per year and any default amounts, is divided by the conversion price in effect on the date of the redemption notice, and multiplied by the highest closing bid price for our common stock during the period beginning on the date of the holder's redemption notice and ending on the date of redemption.

          We must redeem either (1) all of the Series B preferred stock or (2) at least $5 million of Series B preferred stock and, at our discretion, additional amounts in $1 million increments. In addition, we are not permitted to deliver an optional redemption notice unless we have funds available to effect the complete amount of the redemption in the form of deposits with a financial institution, immediately available credit facilities, or an agreement with a standby underwriter or qualified buyer to purchase a sufficient face amount of our securities, or any combination of these methods.

          If we provide the holders of Series B preferred stock with a notice of redemption at our option, then fail to redeem the Series B preferred stock,

          . we forfeit all future redemptions at our option, and . the conversion rate of the Series B preferred stock will be adjusted to equal to the lower of (1) the conversion price otherwise in effect and (2) the average of the closing bid prices for our common stock for any three trading days during the period beginning on the date of the redemption notice and ending on the day the day the redemption was to occur (as set forth in the redemption notice).

          Protective Provisions.  The Series B preferred stock is senior to the
          ---------------------
Series A preferred stock and common stock in respect of the right to receive liquidation preferences. If we liquidate, dissolve or wind up, no distribution shall be made to the holders of any shares of capital stock of the Company upon liquidation, dissolution or winding up unless prior thereto the holders shall have received the liquidation preference as set forth below with respect to each share. The liquidation preference with respect to a share of Preferred Stock means an amount equal to the $1,000 face amount thereof plus the accrued but unpaid premium and other unpaid amounts with respect thereto, including without limitation redemption amounts and cash payments with respect thereto plus any other amounts that may be due from us with respect thereto through the date of final distribution.

          The Series B preferred stock has no voting power, except as otherwise provided by applicable law. However, in the absence of prior approval by the initial purchasers of the Series B preferred stock, we are prohibited from:

          . altering or changing the terms of the Series B preferred stock, . altering or changing the terms of any of our capital stock so as to adversely affect the Series B preferred stock, . creating or issuing any senior or pari passu securities, . increasing the authorized shares of Series B preferred stock, . redeeming or paying any dividend or distribution on any junior securities, subject to limited exceptions,
          . acting so as to generate taxation under Section 305 of the Internal Revenue Code of 1986, as amended, or
          .  selling or transferring all or substantially all of our assets.

          Other than under the circumstances set forth below, the Series B preferred stock financing documents generally prohibit us from issuing prior to December 22, 1999:

          . any equity securities at a price less than fair market value; and . any variably or re-set priced equity securities of equity-like securities or any security convertible into or exercisable or exchangeable for any equity or equity-like securities.

          Notwithstanding the foregoing prohibition, we are permitted in the following circumstances to issue any securities:

          . to the initial purchasers and their assignees pursuant to the Series B preferred stock financing documents,
          . to an industry partner(s) as part of "strategic investments" in us, . in connection with the grant and/or exercise of options by employees, consultants or directors,
          . in connection with direct stock issuances to employees, consultants or directors,
          . in exchange solely for existing securities, . in exchange for Series B preferred stock, . pursuant to the stockholders rights agreement and the Series A preferred stock,
          . in connection with acquisitions of other companies, material technologies or business entities,
          . to equipment lessors or banks as an incentive in connection with an ordinary course of business equipment financings or commercial loans which is primarily for non-equity financing purposes, and
          . shares of common stock in accordance with our convertible note indenture and the notes thereunder.

          We may need additional funds in the future, and may issue additional convertible preferred stock or other securities in order to raise such funds.
In that regard, amendments to our bank credit agreement structured covenants that require that we satisfy our business plan. Our business plan includes provisions for an infusion of approximately $15 million of additional capital during the second quarter of 1999. This part of our business plan is based upon preliminary discussions with potential investors and our desire to solidify our equity base to support future growth. We do not currently have commitments from any potential investors, and there can be no assurance that we will be able to raise additional capital. We may need the consent of the initial purchasers of the Series B preferred stock to issue certain securities in order to raise capital.

          Change of Control.  If we merge with a public company meeting the
          -----------------
following threshold criteria and our common stock will be exchanged for common stock of the acquiror or its parent company, the holders of the Series B preferred stock will be entitled to receive in the merger the consideration they would have received had they converted their stock the day before the public announcement of the merger at the lowest conversion price obtained using any of the three bases for calculating the conversion price regardless of whether such announcement occurs prior to, on or after May 15, 1999. The threshold criteria are:

          . the exchange securities are publicly traded, . the average daily trading volume of the exchange securities over the 90 day period immediately preceding announcement of the transaction was greater than $2,000,000,
          . the historical 100 day volatility of the exchange securities during the period ending on the date of announcement of the transaction is greater than 50%, and
          . the last sale price of the exchange securities on the date immediately preceding the date on which the transaction is public disclosed is not less than 65% of last sale price of the exchange securities on any day during the 20 day period ending on such date.

          If we merge with a private company or a public company not meeting the threshold criteria, the holders of the Series B preferred stock will be entitled, at their option, (1) to retain their preferred stock, which will thereafter convert into common stock of the surviving company, or (2) receive either (i) the consideration they would have received had they converted their stock the day before the public announcement of the merger or (ii) $1,250 per share of Series B preferred stock then outstanding, in cash, plus any accrued and unpaid premium and, if applicable, default interest. Notwithstanding the foregoing, we are permitted to acquire other companies without having to provide special consideration to the holders of the Series B preferred stock so long as we do not issue more than 20% of our common stock as merger consideration. As described below, the holders of the warrants are entitled to similar protections in the event of our merger or consolidation with another company. We are also prohibited from selling or transferring all or substantially all of our assets without prior approval by the purchasers of the Series B preferred stock.

          Rank and Participation.  With respect to dividends or as to the
          ----------------------
distribution of assets upon our liquidation, dissolution or winding up, the Series B preferred stock shall rank:

          .  prior to our common stock;
          . prior to (1) any other class of our capital stock now outstanding and (2) any class of our capital stock later created unless such stock is issued with the consent of the holders of the Series B preferred stock and, by its terms, ranks senior to the Series B preferred stock;
          . in parity with any class of our capital stock later created that is issued with the consent of the holders of the Series B preferred stock and, by its terms, ranks in parity with the Series B preferred stock; and
          . junior to any class of our capital stock later created that is issued with the consent of the holders of the Series B preferred stock and, by its terms, ranks senior to the Series B preferred stock.

          Subject to the rights of any of our securities senior to or in parity with the Series B preferred stock, each holder of Series B preferred stock shall be entitled to dividends paid and distributions made to the holders of our common stock to the same extent as if such holder had already converted its Series B preferred stock. Specifically, such holder would be entitled to dividends as if it held the number of shares of common stock that it would have received had it converted its shares of Series B preferred stock on the record date for such dividend or distribution at the conversion price in effect on such date. Payments of such dividend or distribution to the holders of Series B preferred stock will be made concurrently with the payment of such distribution or divide

          Warrants.  The warrants are immediately exercisable until December 22,
          --------
2003. The warrants are exercisable by payment of the exercise price or by net exercise, in which shares of our common stock having a market value equal to the exercise price are not issued to the warrant holder upon exercise of the warrant but instead are withheld by us to pay the exercise price. The exercise price for the common stock underlying the Warrant is $3.47 per share (subject to adjustment as described below). Specifically, the conversion price of the warrants is subject to anti-dilution adjustment if we sell common stock or securities convertible into or exercisable for common stock (excluding certain issuances such as common stock issued under employee, director or consultant benefit plans) at a price per share less than the conversion price then in effect (initially $3.47 per share), such that the adjusted exercise price will be equal to:

          . the exercise price in effect immediately prior to such issuance, multiplied by
          . the sum of (1) the number of outstanding shares of our common stock immediately prior to such issuance, and (2) the number obtained when the total consideration received by us in exchange for the stock issued is divided by the greater of the conversion price then in effect or the market price on the day prior to such issuance, divided by
          . the number of shares of our common stock outstanding after such issuance plus the number of shares deemed outstanding by reason of our issuance of options or convertible securities exercisable or convertible at less than the option price in effect at the time of issuance of such options or convertible securities.

          In the event we merge with any other company, the warrantholders are entitled to similar choices as to the consideration they will receive in such merger or consolidation as are provided to the holders of the Series B preferred stock. If we merge with a public company meeting the threshold criteria set forth above and our common stock will be exchanged for common stock of the acquiror or its parent company, the warrant holders will be entitled to receive in the merger the consideration they would have received had they exercised their warrants the day before the public announcement of the merger at the exercise price in effect on that day. If we merge with a private company or a public company not meeting the threshold criteria, the warrant holders will be entitled, at their option,

          . to retain their warrants, which will thereafter convert into common stock of the surviving company, or
          . receive either (i) the consideration they would have received had they exercised their warrants the day before the public announcement of the merger or (ii) 125% of the Black-Scholes amount.

          The Black-Scholes amount is the value of an option to purchase one share of common stock as calculated on the Bloomberg online page using the following values:

          . the market price on the day prior to the date of notice of the transaction,
          . volatility equal to the historical 100 day volatility of the our common stock during the period preceding the date of notice of the transaction
          . a risk free interest rate equal to the rate on U.S. treasury bill or treasury notes having a maturity similar to the term of the warrant on the date of the notice of the transaction, and
          . an exercise price equal to the exercise price on the date of notice of the transaction.

          If we declare or make a distribution of assets to our common stockholders, then the warrant holders will be entitled to exercise their warrants and receive the amount of such assets that such holder would have been entitled to had it been a common stockholder on the record date for determining shares entitled to such distribution. We have agreed to use our best efforts to list the common stock issuable upon exercise of the warrants on a major securities exchange so long as our other common stock is so listed. The 19.9% limit and the 4.9% limit apply to shares of common stock issued by exercise of the warrants, and such shares are aggregated with shares of common stock issued upon conversion of the Series B preferred stock for purposes of the 19.9% limit and with all shares of our common stock held by a warrant holder for purposes of the 4.9% limit.

          Anti-Dilution Provisions in our Convertible Notes.  In addition,
          -------------------------------------------------
conversion of the Series B preferred stock and exercise of the warrants, together with common stock issued to pay premium, at conversion or exercise prices less than the current market price (as described below) may cause an anti-dilution adjustment with respect to the conversion price of our 4 1/4% convertible promissory notes, although we do not believe this to be the case. Specifically, the conversion price of the notes is subject to anti-dilution adjustment if we sell common stock or securities initially convertible into or exercisable for common stock (excluding certain issuances such as common stock issued under employee, director or consultant benefit plans) at a price per share less than the conversion price then in effect, such that the adjusted exercise price will be equal to:

          . the conversion price in effect immediately prior to such issuance, multiplied by

          . the sum of (1) the number of outstanding shares of our common stock immediately prior to such issuance, and (2) the number of shares of common stock the consideration received for such stock issuance would the current market price (as set forth below); divided by
          . the sum of (1) number of shares of our common stock outstanding after such issuance, and (2) the number of shares common stock actually issued.

          For purposes of the notes, the current market price is defined as the average of the last sale price of our common stock on the 30 consecutive business days immediately preceding the relevant issuance of common stock.

          Accounting Charges.  The redemption rights, liquidated damages
          ------------------
provisions, cross default provisions to our debt instruments and other terms of the Series B preferred stock, under certain circumstances, could lead to a significant accounting charge to earnings. The Series B preferred stock will be classified outside of equity as mandatorily redeemable preferred stock. On December 22, 1998, we recognized the fair value of warrants issued and the accretion of the Series B preferred stock to its fair value. We incurred a charge of approximately $1.5 million to our accumulated deficit for the fourth quarter of fiscal 1998 as a result of the accounting treatment for issuance of the related warrants. During the period of conversion of the Series B preferred stock, we will be required to recognize in our earnings (loss) per share calculation any accretion of the Series B preferred stock to its redemption value as a dividend to the holders of the Series B preferred stock.

          The foregoing description is only a summary and you can obtain more detailed information regarding the terms of the Series B preferred stock and the warrants by reference to the securities purchase agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein, the registration rights agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein, the warrants issued by us to the purchasers and the Series B certificate of designation attached to the Current Report on Form 8-K dated as of December 24, 1998 as Exhibits 10.38, 10.39, 10.40A, 10.40B, and 10.40C, and 3.2D and 3.2E, respectively.

Delaware anti-takeover law and certain charter provisions

          We are subject to Section 203 of the Delaware General Corporation Law.
Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

          . prior to the date that such stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
          . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced. For the purposes of determining the number of shares outstanding, under Delaware law, those shares owned
             (1) by persons who are directors and also officers, and
             (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation; or
          . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          Section 203 defines a business combination to include:

          . any merger or consolidation involving the corporation and the interested stockholder;
          . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
          . subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
          . any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
          . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

          In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

          Certain provisions of our stockholders' rights agreement, certificate of incorporation, equity incentive plans, bylaws and Delaware law may delay, defer or prevent a change in control of P-Com and may adversely affect the voting and other rights of other holders of common stock. In particular, we have a classified board of directors and the board of directors has the ability (subject to approval by the initial holders of the Series B preferred stock) to issue preferred stock having any rights the board deems appropriate without further stockholder approval, as was the case with the Series B preferred stock.

          The most significant effect of these provisions is to permit our board of directors to decide whether a change in control transaction is in the best interests of our stockholders and give it the power to effectively prevent transactions that are not, and prevent any potential acquirer from bypassing the board and presenting the proposed transaction directly to our stockholders. Forcing potential acquirors to negotiate with the board by implementing these measures protects stockholders from coercive tactics sometimes used by acquirors to push stockholders into a rash decision or pit stockholders against one another and allows the board of directors to implement a business plan to maximize long-term value to our stockholders. However, stockholders may disagree with the board's decision to reject certain offers, and may wish to accept offers that the board rejected in order to achieve liquidity at a given price in the near term. These provisions prevent stockholders from taking advantage of proposed transactions which the board rejects.

Rights Agreement

          On September 26, 1997, the board of directors approved a stockholder rights agreement that was executed by P-Com and BankBoston, N.A., the Rights Agent, on October 1, 1997 and amended and restated on December 21, 1998. The stockholder rights agreement is intended to augment the bargaining power of our board of directors in negotiations on behalf of our stockholders in the event of an attempt by someone to take control of P-Com. Specifically, unless our board of directors redeems the rights issued under the stockholder rights agreement, the stockholder rights agreement makes it prohibitively expensive for a potential acquiror to complete an acquisition of P-Com. In this way, the stockholder rights agreement forces potential acquirors or P-Com to negotiate with our board of directors, who can then decide whether the acquisition proposal is in the best interest of our stockholders and, if so, redeem or otherwise neutralize the rights.

          Pursuant to the stockholder rights agreement, rights to purchase Series A preferred stock were distributed as a dividend at the rate of one preferred share purchase right on each outstanding share of its common stock held by stockholders of record as of the close of business on November 3, 1997, and will be distributed at the same rate for each share of common stock issued thereafter. Each right to purchase Series A preferred stock entitles its holder to buy one ten-thousandth of one share of Series A preferred stock at an exercise price of $125.00, but only once the rights to purchase Series A preferred stock become exercisable upon the occurrence of certain triggering events. The rights to purchase Series A preferred stock will expire on November 1, 2007.

          The rights to purchase Series A preferred stock become exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock, such person or group to be known as an acquiring person. If,

      (1) subject to limited exceptions, any acquiring person:

          .  merges into P-Com and P-Com survives;
          . transfers assets to P-Com or its subsidiaries in exchange for our common stock or otherwise acquires additional shares of our common stock;
          . sells or purchases or otherwise acquires or disposes of assets to, from or with P-Com or any subsidiary on terms less favorable than in an arm's length negotiated transaction;

          . sells or purchases or otherwise acquires or disposes of assets to, from or with P-Com or any subsidiary having a fair market value of more than $5 million;
          . receives compensation from P-Com or any subsidiary, except for standard compensation for full time employment; or
          . receives the benefit of any financial assistance or tax advantages from P-Com or any subsidiary;

      (2) subject to limited exceptions, any person becomes an acquiring person; or

     (3) subject to limited exceptions, while there is an acquiring person, we reclassify or recapitalize our capital stock (including a reverse stock split) or we merge or consolidate with any subsidiary causing more than a 1% increase in any class of our then outstanding equity securities which is owned by an acquiring person, then each unexercised right to purchase Series A preferred stock will entitle its holder to purchase, at the rights to purchase Series A preferred stock's then-current exercise price, a number of one ten-thousandths of a share of our Series A preferred stock having a market value of twice the then-current exercise price of a right to purchase Series A preferred stock on the date any of the foregoing events occurred. The holders of the Series B preferred stock and warrants and their transferees have been excluded from the definition of acquiring person and therefore also from triggering the provisions of the stockholder rights agreement. Consequently, even if such a holder acquires 15% or more of our common stock, the rights to purchase Series A preferred stock will not become exercisable.

          In addition, if after a person or group becomes an acquiring person,

          . we consolidate with or merge with and into any other person (other than a subsidiary) and we do not survive;
          . any person (other than a subsidiary) consolidates or merges with us in a transaction in which we survive and any of our common stock is exchanged for cash, property or stock of any other person; or
          . we or any subsidiary sells or otherwise transfers to any person (other than a subsidiary) assets or earning power in excess of 50% of our assets or earning power and our subsidiaries;

then each unexercised right to purchase Series A preferred stock will entitle its holder to receive, at the right to purchase Series A preferred stock's then-current exercise price, shares of common stock of the principal party involved in such transaction with us equal in value to twice the then-current exercise price of a right on the date of any of the foregoing events.

          At any time after any person or group becomes an acquiring person, but before such acquiring person becomes the beneficial owner of more than 50% of our common stock, our board of directors, in its sole discretion, may exchange all or part of the unexercised rights to purchase Series A preferred stock for a number of one ten-thousandths of a share of our Series A preferred stock equal to the then current exercise price of a right to purchase Series A preferred stock divided by the fair market value of one ten-thousandth of a share of our Series A preferred stock on the earlier of the date the acquiring person became an acquiring person or, if applicable, the date on which a tender or exchange offer was first made pursuant to which the offeror became an acquiring person. At any time prior to the date an acquiring person becomes an acquiring person, the board of directors, in its sole discretion, may redeem all of the rights to purchase Series A preferred stock for $0.001 per such right, payable at our board of director's option in cash or property, including our common stock.

Transfer agent and registrar

          The transfer agent and registrar for the common stock is Boston EquiServe LLP, 289 San Antonio Road, Suite 100, Los Altos, California 94022. Its telephone number is (650) 947-3226.

                               SELLING STOCKHOLDERS

          The selling stockholders, Marshall Capital Management, Inc., Castle Creek Technology Partners LLC and Capital Ventures International acquired shares of Series B preferred stock and warrants on December 22, 1998 pursuant to set of financing agreements. None of the selling stockholders own any other shares of preferred stock of P-Com, and no selling stockholder has held any office or position, or had any other material relationship with P-Com within the past three years. The number of shares of Series B preferred stock and warrants owned by each selling stockholder is set forth in the following table:

                                           Number of Shares of Series       Warrants to Purchase the
                                               B Preferred Stock         Following Number of Shares of
                                               Beneficially Owned       Common Stock Beneficially Owned
Name of Selling Stockholder                    Prior to Offering              Before the Offering
----------------------------------------  ----------------------------  --------------------------------
Marshall Capital Management, Inc........           4,500                           372,677
Castle Creek Technology Partners LLC....           5,500                           455,494
Capital Ventures International..........           5,000                           414,086

          To help ensure our compliance with the Series B preferred stock financing agreements, we have chosen to register for resale by the selling stockholders 13 million shares of common stock on behalf of the selling stockholders. We cannot determine the number of shares of common stock that we will ultimately issue in connection with the Series B preferred stock financing because:

          . the conversion price of the Series B preferred stock may vary with the market price of our common stock;
          . we may choose to pay dividends on the Series B preferred stock in shares of common stock;
          . we may be required to issue common stock upon our failure to satisfy certain obligations; and
          . the number of shares that we may issue upon conversion of the Series B preferred stock and exercise of the warrants is subject to certain anti-dilution protections. "See "Description of Our Capital Stock Preferred stock Series B preferred stock."

          Because of these factors, we may not issue the entire 13 million shares of common stock covered by this prospectus. In fact, we may issue materially more or materially less than 13 million shares of common stock. On the other hand, we may be required to register additional shares of common stock to satisfy our obligations under the Series B financing documents.

          The 13 million shares covered by this prospectus represent approximately 26.5% of our outstanding shares of common stock as of April 28, 1999. Notwithstanding the registration for resale by the selling stockholders of the 13 million shares of common stock covered by this prospectus, the terms of the Series B preferred stock financing agreements prohibit us from issuing to any selling stockholder shares of common stock upon conversion of the Series B preferred stock or exercise of the warrants if such issuance would result in us issuing more than 20% of our outstanding common stock without shareholder approval or such selling stockholder beneficially owning in excess of 4.9% of our outstanding common stock.

          The following table sets forth the aggregate number of shares of common stock beneficially owned by each selling stockholder as of April 28, 1999 and the percentage of all shares of common stock held by such selling stockholder before and after giving effect to the offering based on 48,966,750 shares of common stock outstanding as of April 28, 1999. We considered the following factors and made the following assumptions regarding the table:

          . beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and including any securities that grant the selling securityholders the right to acquire common stock within 60 days of April 7, 1999;
          . the conversion price of the Series B preferred stock in effect as of the date of this prospectus, which is $6.0374 with respect to 7,000 shares of Series B Preferred Stock and $4.6290 with respect to the other 7,500 shares of Series B Preferred Stock, which is above the closing market price of our common stock on April 28, 1999 of $5.75 per share;
          . the exercise price of the warrants in effect as of the date of this prospectus, which is $3.47, which is below the closing market price of our common stock on April 28, 1999 of $5.75 per share;
          . the selling stockholders will sell all of the securities offered by this prospectus; and
          . the selling securityholders will not sell any other of our securities than they may own.

          Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. Each selling stockholders will determine the number of shares of common stock that they will sell. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate with certainty the number of shares of common stock that the selling stockholders will sell under this prospectus. See "Description of Capital Stock--Series B preferred stock" for more detailed information and discussion of the conversion features of the Series B preferred stock.

                                          Number of Shares of                                                Percent of Outstanding
                                             Common Stock       Percent of Outstanding     Number of Shares   Shares Beneficially
                                          Beneficially Owned   Shares Beneficially Owned  Beneficially Owned         Owned
Name of Selling Stockholder                Prior to Offering      Before the Offering     After the Offering   After the Offering
-------------------------------------     -------------------  -------------------------  ------------------  ---------------------
Marshall Capital Management, Inc.....         1,231,420 (1)              2.5%                     0                     0%
Castle Creek Technology Partners LLC.         1,505,069 (2)              3.1%                     0                     0%
Capital Ventures International.......         1,368,246 (3)              2.8%                     0                     0%

---------------------
1. Consists of 858,743 shares of common stock issuable upon the conversion of Series B preferred stock and 372,677 shares of common stock issuable upon the exercise of warrants. Marshall Capital Management, Inc. is an indirect, wholly owned subsidiary of Credit Suisse First Boston Group, which is a publicly held

     Swiss financial services company. The direct and indirect parent companies of Marshall Capital Management, Inc. may be deemed to be beneficial owners of such securities. The direct and indirect parent companies of Marshall Capital Management, Inc. disclaim such beneficial ownership.
2. Consists of 1,049,575 shares of common stock issuable upon the conversion of Series B preferred stock and 455,494 shares of common stock issuable upon the exercise of warrants. Pursuant to a management agreement, Castle Creek Partners LLC may be deemed to beneficially own the securities held by Castle Creek Technology Partners LLC. Castle Creek Technology Partners LLC disclaims such beneficial ownership. John Ziegelman and Daniel Asher, as managing members of Castle Creek Partners LLC, may be deemed to be beneficial owners of such securities. Messrs. Asher and Ziegelman disclaim such beneficial ownership.
3. Consists of 954,160 shares of common stock issuable upon the conversion of Series B preferred stock and 414,086 shares of common stock issuable upon the exercise of warrants. Heights Capital Management, Inc., a Delaware corporation, the investment manager for Capital Ventures International, has voting control and investment discretion over transactions by Capital Ventures International.

          The shares of common stock underlying the Series B preferred stock and warrants presented in the table is based on the conversion prices in effect on the date of this prospectus. The actual number of shares of common stock will we issue is indeterminable as of the date of this prospectus and is subject to future adjustments. The number of shares offered in this prospectus represents the maximum number of shares into which the Series B preferred stock and warrants can be converted.


                               PLAN OF DISTRIBUTION

          We will not receive any proceeds from the sale of the common stock through this prospectus. We have agreed to pay the expenses of registration of the common stock offered hereby, including legal and accounting fees, but excluding underwriter's discounts and commissions, if any.

          The offered shares may be sold from time to time at

          .  negotiated prices,
          .  fixed prices which may be changed,
          . market prices prevailing at the time of sale or . prices related to prevailing market prices.

          The selling stockholders may effect such transactions

          . in privately negotiated sales in the over-the-counter market or any exchange on which the securities are listed,
          . by selling the shares to or through broker-dealers, including block trades in which brokers or dealers will attempt to sell the shares as agent but may position and resell the block as principal, and
          . in one or more underwritten offerings on a firm commitment or best effort basis.
          Sales of selling stockholders' shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

          To the extent required under the Securities Act, the following information will be set forth in an accompanying prospectus supplement

          . the aggregate amount of selling stockholders' shares being offered and the terms of the offering,
          . the names of any such agents, brokers, dealers, transferees or underwriters, and
          . any applicable fee or commission with respect to a particular offer.

          Each selling stockholder will be responsible for paying compensation owed by it to any underwriters, dealers, brokers or agents participating in the distribution of its shares, regardless of whether such compensation is in the form of underwriting discounts, concessions, commission or fees. This compensation might be in excess of customary commissions. The aggregate proceeds to a selling stockholder from the sale of its shares offered by this prospectus will be the purchase price of such shares less any discounts or commissions.

          If selling stockholders pledge, hypothecate or grant a security interest in some or all of the shares, then the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders under this prospectus. Similarly, if the selling stockholders transfer, pledge, donate or assign shares to lenders or others, then each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The number of shares beneficially owned by the selling stockholders will decrease if and when a selling stockholder transfers, pledges, donates or assigns shares. The plan of distribution for selling stockholders' shares sold by this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus. There is, however, no assurance that any selling stockholder will sell any or all of the shares described in this prospectus, and any selling stockholder may transfer, devise or gift such securities by other means not described in this prospectus.

          A selling stockholder may also use this prospectus in the following ways:

          . to sell short, from time to time, shares of our common stock and, in such instances, this prospectus may be delivered in connection with such short sales and the shares offered hereby may be used to cover such short sales,
          . to enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of holding the positions they assume with such selling stockholder, including, without limitation, in connection with distribution of the shares by such broker-dealers,
          . to enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares, and
          . to loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledge shares .

          The selling stockholders, any underwriter, any broker-dealer or any agent that participates with the selling stockholders in the distribution of the shares may be deemed to be "underwriter" within the meaning of the Securities Act. As a result thereof, any discounts, commissions or concessions received by them and any profit on the resales of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act.

          To comply with securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

          Pursuant to a registration rights agreement entered into in connection with the Series B preferred stock financing, we have agreed to keep the registration statement of which this prospectus is a part continuously effective until the earlier of the date that all of the shares issued or issuable upon conversion of the Series B preferred stock or exercise of the warrants have been resold or until all such shares are immediately freely saleable under Rule 144. In this regard, we are required to supplement and/or amend the registration statement of which this prospectus is a part if more shares than are registered for resale hereby are issued or issuable upon conversion of the Series B preferred stock and exercise of the warrants or to supplement or change the selling stockholders hereunder.

          The registration rights agreement requires us to indemnify the selling stockholders, any underwriter and the respective directors, officers, partners, members, employees, agents and controlling persons of each selling stockholder against certain liabilities in connection with the offer and sale of the shares hereunder, including under the Securities Act. Similarly, each selling stockholder is required to indemnify us and our directors, the officers who sign the registration statement of which this prospectus is a part, our employees, agents and controlling persons against certain liabilities in connection with the offer and sale of the shares hereunder, including the Securities Act, to the extent that liability occurs as a result of reliance with written information furnished to us by such selling stockholder expressly for use in connection with the registration statement of which this prospectus is a part. To the extent such indemnification is prohibited, the selling stockholders and we are required to contribute to payments the parties may be required to make in respect of otherwise indemnifiable claims.

                                  LEGAL MATTERS

          The validity of the common stock offered in this prospectus and certain other legal matters will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this prospectus, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 64,000 shares of our common stock.

                                     EXPERTS

          The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of P-Com, Inc. for the year ended December 31, 1998 have been so incorporated by reference in the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

==============================================  =============================




                                                        13,000,000 Shares



                                                           P-COM, INC.
                                                           common stock


               TABLE OF CONTENTS


                                           Page
                                           ----
Summary....................................   2
Risk Factors...............................   7
Where You Can Find More Information........  21
Use of Proceeds............................  22
Dividend Policy............................  22
Premium....................................  22          ------------------
Ratio (Deficiency) of Earnings (Loss) to
    Combined Fixed Charges and Preferred                     PROSPECTUS
    Stock Dividends........................  22
Description of Our Capital Stock...........  24          ------------------
Selling Stockholders.......................  54
Plan of Distribution.......................  56
Legal Matters..............................  58
Experts....................................  58



                                                         ___________, 1999


===============================================  ============================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14   Other Expenses of Issuance and Distribution.

          All expenses incurred in connection with the issuance and distribution of the securities being registered for resale will be paid by the Registrant. The following is an itemized statement of these expenses. All amounts except Securities and Exchange Commission and Nasdaq Stock Market listing fees and the placement agent fee to PaineWebber Incorporated are estimates.

Registration Statement-SEC.......................          $    25,806.31
Nasdaq listing fee...............................          $    17,500
Printing and engraving...........................          $    15,000
Legal fees.......................................          $   325,000
Accounting fees and expenses.....................          $   100,000
Placement agent fee to PaineWebber Incorporated            $   657,754
Miscellaneous....................................          $   300,000.69
                                                               -----------
     Total.......................................          $ 1,441,061
                                                           ===========

Item 15   Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Registrant's bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into Indemnification Agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to the underwriting agreements, the purchase agreements and registration rights agreements entered into in connection with P-Com's three public offerings, P-Com's nine acquisitions, the sale of the 4 1/4% convertible promissory notes and the sale of the Series B preferred stock, each of which contains provisions indemnifying officers and directors of P-Com and other persons against certain liabilities, including, in some cases, those arising under the Securities Act.

Item 16   Exhibits.

     Exhibit
     -------
       No.                     Description
       ---                     -----------
       3.2                     Restated Certificate of Incorporation, as filed with the Delaware Secretary of
                               State filed on March 9, 1995*
       3.2A                    Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on June 16, 1997*
       3.2C                    Certificate of Designation for the Series A Junior Participating preferred stock, as filed with the Delaware Secretary of State on December 21, 1998*
       3.2D                    Certificate of Designation for the Series B Convertible Participating preferred stock, as filed with the Delaware Secretary of State on December 21, 1998*
       3.2E                    Certificate of Correction of Certificate of Designations for the Series B
                               Convertible Participating preferred stock, as filed with the Delaware Secretary of
                               State on December 23, 1998*
       4.1                     Specimen of common stock Certificate*
       4.8                     Amended and Restated Rights Agreement, dated as of December 21, 1998, between P-Com and BankBoston, N.A.*
       5.1                     Opinion of Brobeck, Phleger & Harrison LLP
       10.22B                  Low Capacity Digital Radio Agreement dated February 13, 1995 by and between P-Com and Siemens*
       10.38                   Securities Purchase Agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein
       10.39                   Registration Rights Agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein*
       10.40A                  Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Castle Creek Technology Partners LLC*
       10.40B                  Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Capital Ventures International*
       10.40C                  Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Marshall Capital Management, Inc.*
       12.2                    Ratio of Earnings to Fixed Charges*

-----------------------------------

     Exhibit
     -------
       No.                     Description
       ---                     -----------
        23.2                   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
        24.1                   Powers of Attorney (including in the signature page of this registration statement)*

     * Previously filed.


Item 17   Undertakings.

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, P-Com, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 3 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 30th day of April, 1999.

                                 P-COM, INC.


                                 By: /s/ George P. Roberts
                                    __________________________________________
                                    George P. Roberts, Chairman of the Board
                                    and Chief Executive Officer

                               INDEX TO EXHIBITS

     Exhibit No.               Description
     -----------               -----------
        3.2                    Restated Certificate of Incorporation, as filed with the Delaware Secretary of
                               State filed on March 9, 1995*
        3.2A                   Certificate of Amendment of Restated Certificate of Incorporation, as filed with the Delaware Secretary of State on June 16, 1997*
        3.2C                   Certificate of Designation for the Series A Junior Participating preferred stock, as filed with the Delaware Secretary of State on December 21, 1998*
        3.2D                   Certificate of Designation for the Series B Convertible Participating preferred stock, as filed with the Delaware Secretary of State on December 21, 1998*
        3.2E                   Certificate of Correction of Certificate of Designations for the Series B
                               Convertible Participating preferred stock, as filed with the Delaware Secretary of
                               State on December 23, 1998*
        4.1                    Specimen of common stock Certificate*
        4.8                    Amended and Restated Rights Agreement, dated as of December 21, 1998, between P-Com and BankBoston, N.A.*
        5.1                    Opinion of Brobeck, Phleger & Harrison LLP
        10.22B                 Low Capacity Digital Radio Agreement dated February 13, 1995 by and between P-Com and Siemens*
        10.38                  Securities Purchase Agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein*
        10.39                  Registration Rights Agreement dated as of December 21, 1998 by and among P-Com and the purchasers listed therein*
        10.40A                 Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Castle Creek Technology Partners LLC*
        10.40B                 Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Capital Ventures International*
        10.40C                 Warrant to purchase shares of common stock, dated as of December 21, 1998, issued by P-Com to Marshall Capital Management, Inc.*
        12.2                   Ratio of Earnings to Fixed Charges*
        23.2                   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
        24.1                   Powers of Attorney (including in the signature page of this registration statement)*

     * Previously filed.